CPS

CONSUMER PORTFOLIO SERVICES, INC.

2002 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14116

CONSUMER PORTFOLIO SERVICES, INC.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	33-0459135 (I.R.S. Employer Identification No.)
16355 Laguna Canyon Road, Irvine, California (Address of principal executive offices)	92618 (Zip Code)

Registrant's telephone number, including area code: (949) 753-6800

Securities registered pursuant to section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
10.50% Participating Equity Notes due 2004	New York Stock Exchange
Rising Interest Subordinated Redeemable Securities due 2006	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes [ ] No [X]

The aggregate market value of voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 28, 2002) was $23,273,922, based upon the $2.65 per share closing price of the Common Stock on that date, as reported by the Nasdaq Stock Market. The number of shares of the registrant's Common Stock outstanding on April 25, 2003, was 20,245,976.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's proxy statement for its 2003 annual meeting of shareholders is incorporated by reference into Part III of this report.

PART I

ITEM 1. BUSINESS

General

Consumer Portfolio Services, Inc. ("CPS," and together with its subsidiaries, the "Company") is a consumer finance company specializing in the business of purchasing, selling and servicing retail automobile installment purchase contracts ("Contracts") originated by licensed motor vehicle dealers ("Dealers") in the sale of new and used automobiles, light trucks and passenger vans. Through its purchases, the Company provides indirect financing to Dealer customers with limited credit histories, low incomes or past credit problems ("Sub-Prime Customers"). The Company serves as an alternative source of financing for Dealers, allowing sales to customers who otherwise might not be able to obtain financing. The Company does not lend money directly to consumers. Rather, it purchases installment Contracts from Dealers.

CPS was incorporated and began its operations in 1991. From inception through December 31, 2002, the Company has purchased approximately $4.6 billion of Contracts. The Company also obtained in March 2002, an additional $381.8 million of Contracts when the Company acquired MFN Financial Corporation and its subsidiaries in a merger (the "MFN Merger"). MFN Financial Corporation and its subsidiaries (collectively, the "MFN Companies") were engaged in business similar to that of the Company: buying Contracts from Dealers, pooling and selling those Contracts in securitization transactions, and servicing those Contracts.

The Company makes the decision to purchase Contracts exclusively from its headquarters location. Prior to the MFN Merger, the Company had primarily serviced Contracts from two regional centers, one in its California headquarters, and the other in Virginia, as well as a small satellite office in Dallas, Texas. Following the MFN Merger the Company also services Contracts obtained in the MFN Merger from multiple other locations acquired in that transaction. As of December 31, 2002, the Company had an outstanding servicing portfolio, net of unearned income on pre-computed Contracts, of approximately $595.2 million, including the remaining outstanding balance of Contracts acquired in the MFN Merger.

Credit Risk Retained

The Company purchases Contracts with the intention of reselling them in securitizations. In a securitization, the Company sells Contracts to a special purpose subsidiary, which funds the purchase by sale of asset-backed, interest-bearing securities. At the closing of each securitization, the Company removes the sold Contracts from its Consolidated Balance Sheet. The Company remains responsible for collecting payments due under the Contracts, and retains a residual interest in the sold Contracts. The residual interest represents the discounted value of what the Company expects will be the excess of future collections on the Contracts over principal and interest due on the asset-backed securities. That residual interest appears on the Company's Consolidated Balance Sheet as "residual interest in securitizations," and its value is dependent on estimates of the future performance of the sold Contracts. Further, the special purpose subsidiary may be prohibited from releasing the excess cash to the Company if the credit performance of the sold Contracts falls short of pre-determined standards. Such releases represent a material portion of the cash that the Company uses to fund its operations. An unexpected deterioration in the performance of sold Contracts could therefore have a material adverse effect on both the Company's liquidity and its results of operations. See "— Securitization and Sale of Contracts," "— The Servicing Agreements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

The Market We Serve

The Company's automobile financing programs are designed to serve customers who generally would not qualify for automobile financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. Such customers generally have limited credit histories, low incomes or past credit problems, and are therefore often unable to obtain credit from traditional sources of automobile financing. (The terms "prime" and "sub-prime" reflect the Company's categorization of customers and bear no relationship to the prime rate of interest or persons who are able to borrow at that rate.) Because the Company serves customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, the Company generally receives interest at rates higher than those charged by traditional automobile financing sources. The Company also sustains a higher level of credit losses than traditional automobile financing sources since the Company provides financing in a relatively high risk market.

Marketing

The Company directs its marketing efforts to Dealers, rather than to consumers. As of December 31, 2002, the Company was a party to its standard form dealer agreements ("Dealer Agreements") with over 3,000 Dealers. Approximately 95% of these Dealers are franchised new car dealers that sell both new and used cars and the remainder are independent used car dealers. For the year ended December 31, 2002, approximately 88% of the Contracts purchased by the Company consisted of financing for used cars and the remaining 12% for new cars, as compared to 87% used and 13% new in the year ended December 31, 2001.

The Company establishes relationships with Dealers through Company representatives who contact a prospective Dealer to explain the Company's Contract purchase programs, and who thereafter provide Dealer training and support services. As of December 31, 2002, the Company had 40 representatives, 39 of whom were employees and one of whom was independent. The representatives are contractually obligated to represent the Company's financing program exclusively. The Company's representatives present the Dealer with a marketing package, which includes the Company's promotional material containing the terms offered by the Company for the purchase of Contracts, a copy of the Company's standard-form Dealer Agreement, examples of monthly reports, and required documentation relating to Contracts. Marketing representatives have no authority relating to the decision to purchase Contracts from Dealers.

Most of the Dealers under contract with CPS regularly submit Contracts to the Company for purchase, although they are under no obligation to submit any Contracts to the Company, nor is the Company obligated to purchase any Contracts. During the year ended December 31, 2002, no Dealer accounted for more than 1% of the total number of Contracts purchased by the Company. The following table sets forth the geographical sources of the Contracts purchased by the Company (based on the addresses of the customers as stated on the Company's records) during the years ended December 31, 2002 and 2001. Contracts purchased by the MFN Companies are not included in the table as MFN Contract purchases were terminated shortly after the MFN Merger. All Contracts are acquired from Dealers located within the United States.

	Contracts Purchased During the Year Ended			
	December 31, 2002		December 31, 2001	
	Number	Percent (1)	Number	Percent (1)
Texas	3,313	10.3%	5,811	12.7%
Illinois	2,274	7.1	2,529	5.5
California	2,111	6.5	3,229	7.0
North Carolina	1,979	6.1	3,128	6.8
Georgia	1,831	5.7	2,933	6.4
Michigan	1,776	5.5	2,338	5.1
Ohio	1,733	5.4	1,801	3.9
Louisiana	1,680	5.2	3,288	7.2
Pennsylvania	1,539	4.8	1,752	3.8
Florida	1,453	4.5	2,426	5.3
Kentucky	1,449	4.5	1,282	2.8
Alabama	1,288	4.0	2,118	4.6
New York	1,215	3.8	1,657	3.6
Other States	8,614	26.7	11,579	25.2
Total	32,255	100.0%	45,871	100.0%

(1) Amounts may not total 100% due to rounding.

Origination of Contracts

Dealer Origination

When a retail automobile buyer elects to obtain financing from a Dealer, the Dealer takes a credit application to submit to its financing sources. Typically, a Dealer will submit the buyer's application to more than one financing source for review. The Company believes the Dealer's decision to finance the automobile purchase with the Company, rather than other financing sources, is based primarily on the monthly payment that will be offered to the automobile buyer, the purchase price offered for the Contract, the timeliness, consistency and predictability of response, the cash resources of the financing source, and any conditions to purchase.

Upon receipt of information from a Dealer, the Company's administrative personnel order a credit report to document the buyer's credit history. If, upon review by a Company credit analyst, it is determined that the Contract meets the Company's underwriting criteria, or would meet such criteria with modification, the Company requests and reviews further information and supporting documentation and, ultimately, decides whether to purchase the Contract. When presented with an application, the Company attempts to notify the Dealer within two hours as to whether it would purchase the related Contract.

The actual agreement for purchase of the vehicle ("Contract") is prepared by the Dealer. The Dealer also arranges for recording the Company's lien on the vehicle. After the appropriate documents are signed by the Dealer and the customer, the Dealer sells the Contract to the Company. During 2001 and the first quarter of 2002 the Company immediately sold most of the Contracts that it purchased, and held the remainder for its own account. See "—Flow Purchase Program." The customer thereafter receives monthly billing statements.

The Company purchases Contracts from Dealers at a price generally equal to the total amount financed under the Contracts, adjusted for an acquisition fee, which varies based on the perceived credit risk and, in some cases, the interest rate on the Contract. For the years ended December 31, 2002, 2001 and 2000, the average fee charged per Contract purchased was $313, $355 and $469, respectively, or 2.2%, 2.4% and 3.2%, respectively, of the amount financed. The Company also purchases certain Contracts for a premium over the amount financed. The Company is willing to pay a premium when it estimates the credit risk to be low, compared to that of other Contracts that it purchases. During 2002, 2001 and 2000, respectively, the Company purchased 9,971, 9,962 and 2,104 of these Contracts, representing approximately 30.9%, 21.7% and 5.1% of all Contracts purchased. The average premium paid to Dealers on these Contracts was $435, $172 and $595, respectively.

The Company attempts to control misrepresentation regarding the customer's credit worthiness by carefully screening the Contracts it purchases, by establishing and maintaining professional business relationships with Dealers, and by including certain representations and warranties by the Dealer in the Dealer Agreement. Pursuant to the Dealer Agreement, the Company may require the Dealer to repurchase any Contract in the event that the Dealer breaches its representations or warranties. There can be no assurance, however, that any Dealer will have the willingness or the financial resources to satisfy its repurchase obligations to the Company.

Objective Contract Purchase Criteria

To be eligible for purchase by the Company, a Contract must have been originated by a Dealer that has entered into a Dealer Agreement to sell Contracts to the Company. The Contracts must be secured by a first priority lien on a new or used automobile, light truck or passenger van and must meet the Company's underwriting criteria. In addition, each Contract requires the customer to maintain physical damage insurance covering the financed vehicle and naming the Company as a loss payee. The Company or any purchaser of the Contract from the Company may, nonetheless, suffer a loss upon theft or physical damage of any financed vehicle if the customer fails to maintain insurance as required by the Contract and is unable to pay for repairs to or replacement of the vehicle or is otherwise unable to fulfill his or her obligations under the Contract.

The Company believes that its objective underwriting criteria enable it to evaluate effectively the creditworthiness of Sub-Prime Customers and the adequacy of the financed vehicle as security for a Contract. These criteria include standards for price, term, amount of down payment, installment payment and interest rate; mileage, age and type of vehicle; principal amount of the Contract in relation to the value of the vehicle; customer income level, employment and residence stability, credit history and debt service ability; and other factors. Specifically, the Company's guidelines limit the maximum principal amount of a purchased Contract to 115% of wholesale book value in the case of used vehicles or to 115% of the manufacturer's invoice in the case of new vehicles, plus, in each case, sales tax, licensing and, when the customer purchases such additional items, a service contract or a credit life or disability policy. The Company does not finance vehicles that are more than seven model years old or have in excess of 85,000 miles. Under most CPS programs, the maximum term of a purchased Contract is 72 months; a shorter maximum term may be applied based on the year and mileage of the vehicle, and Contracts with the maximum term of 72 months may be purchased if the customer is among the more creditworthy of CPS's obligors and the vehicle is not more than two model years old and has less than 25,000 miles. Contract purchase criteria are subject to change from time to time as circumstances may warrant. Upon receiving this information with the customer's application, the Company's underwriters verify the customer's employment, residency, insurance and credit information provided by the customer by contacting various parties noted on the customer's application, credit information bureaus and other sources. In addition, prior to purchasing a Contract, CPS contacts each customer by telephone to confirm that the Customer understands and agrees to the terms of the related Contract.

Credit Scoring. The Company uses a proprietary scoring model to assign to each Contract a "credit score" at the time the application is received from the Dealer and the customer's credit information is retrieved from the credit reporting agencies. The credit score is based on a variety of parameters, such as the customer's employment and residence stability, the amount of the down payment, and the age and mileage of the vehicle. The Company has developed the credit score as a means of improving its allocation of credit evaluation resources, and managing the risk inherent in the sub-prime market.

Characteristics of Contracts. All of the Contracts purchased by the Company are fully amortizing and provide for level payments over the term of the Contract. The average original principal amount financed under Contracts purchased in the year ended December 31, 2002 was approximately $14,362, with an average original term of approximately 60.2 months and an average down payment amount of 12.5%. Based on information contained in customer applications, for this twelve-month period, the retail purchase price of the related automobiles averaged $14,585 (which excludes tax and license fees, and any additional costs such as a maintenance contract), the average age of the vehicle at the time the Contract was purchased was 2 years, and the Company's customers averaged approximately 37 years of age, with approximately $36,036 in average annual household income and an average of 4.8 years' history with his or her current employer.

All Contracts may be prepaid at any time without penalty. In the event a customer elects to prepay a Contract in full, the payoff amount is calculated by deducting the unearned income from the Contract balance, in the case of a pre-computed Contract, or by adding accrued interest to the Contract balance, in the case of a simple interest Contract.

Each Contract purchased by the Company prohibits the sale or transfer of the financed vehicle without the Company's consent and allows for the acceleration of the maturity of a Contract upon a sale or transfer without such consent. The Company generally does not consent to a sale or transfer of a financed vehicle unless the related Contract is prepaid in full.

Dealer Compliance. The Dealer Agreement and related assignment contain representations and warranties by the Dealer that an application for state registration of each financed vehicle, naming the Company as secured party with respect to the vehicle, was effected at the time of sale of the related Contract to the Company, and that all necessary steps have been taken to obtain a perfected first priority security interest in each financed vehicle in favor of the Company under the laws of the state in which the financed vehicle is registered. If a Dealer or the Company, because of clerical error or otherwise, has failed to take such action in a timely manner, or to maintain such interest with respect to a financed vehicle, neither the Company nor any purchaser of the related Contract from the Company would have a perfected security interest in the financed vehicle and its security interest may be subordinate to the interest of, among others, subsequent purchasers of the financed vehicle, holders of perfected security interests and a trustee in bankruptcy of the customer. The security interest of the Company or the purchaser of a Contract may also be subordinate to the interests of third parties if the interest is not perfected due to administrative error by state recording officials. Moreover, fraud or forgery could render a Contract unenforceable. In such events, the Company could suffer a loss with respect to the related Contract. In the event the Company suffers such a loss, it will generally have recourse against the Dealer from which it purchased the Contract. This recourse will be unsecured, and there can be no assurance that any particular Dealer will satisfy any such repurchase obligations to the Company.

Servicing of Contracts

General. The Company's servicing activities consist of collecting, accounting for and posting of all payments received; responding to customer inquiries; taking all necessary action to maintain the security interest granted in the financed vehicle or other collateral; investigating delinquencies; communicating with the customer to obtain timely payments; repossessing and liquidating the collateral when necessary; and generally monitoring each Contract and the related collateral.

Collection Procedures. The Company believes that its ability to monitor performance and collect payments owed from Sub-Prime Customers is primarily a function of its collection approach and support systems. The Company believes that if payment problems are identified early and the Company's collection staff works closely with customers to address these problems, it is possible to correct many of them before they deteriorate further. To this end, the Company utilizes pro-active collection procedures, which include making early and frequent contact with delinquent customers; educating customers as to the importance of maintaining good credit; and employing a consultative and customer service approach to assist the customer in meeting his or her obligations, which includes attempting to identify the underlying causes of delinquency and cure them whenever possible. In support of its collection activities, the Company maintains a computerized collection system specifically designed to service automobile installment sale contracts with Sub-Prime Customers and similar consumer obligations.

With the aid of its high-penetration automatic dialer, as well as manual efforts made by collection staff, the Company typically attempts to make telephonic contact with delinquent customers on the sixth day after their monthly payment due date. Using coded instructions from a collection supervisor, the automatic dialer will attempt to contact customers based on their physical location, state of delinquency, size of balance or other parameters. If the automatic dialer obtains a "no-answer" or a busy signal, it records the attempt on the customer's record and moves on to the next call. If a live voice answers the automatic dialer's call, the call is transferred to a waiting collector at the same time that the customer's pertinent information is simultaneously displayed on the collector's workstation. The collector then inquires of the customer the reason for the delinquency and when the Company can expect to receive the payment. The collector will attempt to get the customer to make a promise for the delinquent payment for a time generally not to exceed one week from the date of the call. If the customer makes such a promise, the account is routed to a promise queue and is not contacted until the outcome of the promise is known. If the payment is made by the promise date and the account is no longer delinquent, the account is routed out of the collection system. If the payment is not made, or if the payment is made, but the account remains delinquent, the account is returned to the queue for subsequent contacts.

If a customer fails to make or keep promises for payments, or if the customer is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision will occur between the 45th and 90th day past the customer's payment due date, but could occur sooner or later, depending on the specific circumstances.

If CPS elects to repossess the vehicle, it assigns the task to an independent local repossession service. Such services are licensed and/or bonded as required by law. When the vehicle is recovered, the repossessor delivers it to a wholesale auto auction, where it is kept until sold. The Uniform Commercial Code ("UCC") and other state laws regulate repossession sales by requiring that the secured party provide the customer with reasonable notice of the date, time and place of any public sale of the collateral, the date after which any private sale of the collateral may be held and of the customer's right to redeem the financed vehicle prior to any such sale and by providing that any such sale be conducted in a commercially reasonable manner. Financed vehicles that have been repossessed are generally resold by the Company through unaffiliated automobile auctions, which are attended principally by car dealers. Net liquidation proceeds are applied to the customer's outstanding obligation under the Contract. Such proceeds usually are insufficient to pay the customer's obligation in full, resulting in a deficiency.

Under the UCC and other laws applicable in most states, a creditor is entitled to obtain a judgment against a customer for such a deficiency. However, some states impose prohibitions or limitations on deficiency judgments. When obtained, deficiency judgments are entered against defaulting individuals who may have little capital or income. Therefore, in many cases, it may not be useful to seek a deficiency judgment against a customer or, if one is obtained, it may be settled at a significant discount.

Credit Experience

The Company's financial results are dependent on the performance of the Contracts in which it retains an ownership interest. The tables below document the delinquency, repossession and net credit loss experience of all Contracts that the Company was servicing as of the respective dates shown. Credit experience for CPS and MFN (since the Merger Date) is shown on both a combined and individual basis in the tables below.

Delinquency Experience (1)

CPS and MFN Combined

	December 31, 2002		December 31, 2001		December 31, 2000	
	Number of Contracts	Amount	Number of Contracts	Amount	Number of Contracts	Amount
	(Dollars in thousands)					
Gross servicing portfolio (1)	86,940	$616,519	44,080	$288,756	60,178	$427,734
Period of delinquency (2)						
31-60 days	3,658	18,388	2,149	12,409	2,319	16,778
61-90 days	1,541	6,595	721	4,018	683	4,983
91+ days	825	3,422	552	3,488	418	3,148
Total delinquencies (2)	6,024	28,405	3,422	19,915	3,420	24,909
Amount in repossession (3)	1,402	10,835	787	5,757	1,106	8,302
Total delinquencies and amount in repossession (2)	7,426	$ 39,240	4,209	$ 25,672	4,526	$ 33,211
Delinquencies as a percentage of gross servicing portfolio	6.9%	4.6%	7.8%	6.9%	5.7%	5.8%
Total delinquencies and amount in repossession as a percentage of gross servicing portfolio	8.5%	6.4%	9.6%	8.9%	7.5%	7.8%

CPS

	December 31, 2002		December 31, 2001		December 31, 2000	
	Number of Contracts	Amount	Number of Contracts	Amount	Number of Contracts	Amount
	(Dollars in thousands)					
Gross servicing portfolio (1)	43,244	$394,845	44,080	$288,756	60,178	$427,734
Period of delinquency (2)						
31-60 days	1,734	10,738	2,149	12,409	2,319	16,778
61-90 days	643	3,619	721	4,018	683	4,983
91+ days	282	1,508	552	3,488	418	3,148
Total delinquencies (2)	2,659	15,865	3,422	19,915	3,420	24,909
Amount in repossession (3)	654	6,305	787	5,757	1,106	8,302
Total delinquencies and amount in repossession (2)	3,313	$ 22,170	4,209	$ 25,672	4,526	$ 33,211
Delinquencies as a percentage of gross servicing portfolio	6.2%	4.0%	7.8%	6.9%	5.7%	5.8%
Total delinquencies and amount in repossession as a percentage of gross servicing portfolio	7.7%	5.6%	9.6%	8.9%	7.5%	7.8%

MFN

	December 31, 2002	
	Number of Contracts	Amount
	(Dollars in thousands)	
Gross servicing portfolio (1)	43,696	$ 221,674
Period of delinquency (2)		
31-60 days	1,924	7,650
61-90 days	898	2,976
91+ days	543	1,914
Total delinquencies (2)	3,365	12,540
Amount in repossession (3)	748	4,530
Total delinquencies and amount in repossession (2)	4,113	$ 17,070
Delinquencies as a percentage of gross servicing portfolio	7.7%	5.7%
Total delinquencies and amount in repossession as a percentage of gross servicing portfolio	9.4%	7.7%

(1) All amounts and percentages are based on the amount remaining to be repaid on each Contract, including, for pre-computed Contracts, any unearned interest. The information in the table represents the gross principal amount of all Contracts purchased by the Company on an other than flow basis, including Contracts subsequently sold by the Company in securitization transactions that it continues to service.

(2) The Company considers a Contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date, which date may have been extended within limits specified in the Servicing Agreements. The period of delinquency is based on the number of days payments are contractually past due. Contracts less than 31 days delinquent are not included.

(3) Amount in repossession represents financed vehicles that have been repossessed but not yet liquidated.

Net Charge-Off Experience (1)

CPS and MFN Combined

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Average servicing portfolio outstanding	$ 524,286	$ 341,498	$ 578,200
Net charge-offs as a percentage of average servicing portfolio (2) (3) (4)	8.6%	6.2%	11.2%

CPS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Average servicing portfolio outstanding	$ 291,863	$ 341,498	$ 578,200
Net charge-offs as a percentage of average servicing portfolio (2) (4)	5.0%	6.2%	11.2%

MFN

	Year Ended December 31, 2002 (Dollars in thousands)
Average servicing portfolio outstanding	$ 278,908
Net charge-offs as a percentage of average servicing portfolio (2)	11.0%

(1) All amounts and percentages are based on the principal amount scheduled to be paid on each Contract, net of unearned income on pre-computed Contracts. The information in the table represents all Contracts serviced by the Company.

(2) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest).

(3) The fluctuation in net charge-offs as a percentage of the average servicing portfolio between 2002 and 2001 is primarily due to the addition of MFN Contracts, which are anticipated to charge off at rates greater than CPS Contracts.

(4) The fluctuation in net charge-offs between 2001 and 2000 is primarily due to the addition of Contracts held for the Company's own account, i.e., Contracts purchased on an other than flow basis, in 2001, compared to the year over year decrease in the Company's average servicing portfolio. During 2001, the Company added new Contracts to its servicing portfolio. Newer Contracts would be expected to have a lower percentage of charge-offs than more seasoned Contracts, which would be approaching their peak losses and related charge-offs. Additionally, the Company believes that the CPS Contracts originated during 2001 are of a higher credit quality than those originated in previous years.

Flow Purchase Program

From May 1999 through the first quarter of 2002, the Company purchased Contracts primarily for immediate and outright resale to non-affiliated third parties. The Company sold such Contracts for a mark-up above what the Company paid the Dealer. In such sales, the Company made certain representations and warranties to the purchasers, normal in the industry, which related primarily to the legality of the sale of the underlying motor vehicle and to the validity of the security interest that conveyed to the purchaser. These representations and warranties were generally similar to the representations and warranties given by the originating Dealer to the Company. In the event of a breach of such representations or warranties, the Company might incur liabilities in favor of the purchaser(s) of the Contracts and there can be no assurance that the Company would be able to recover, in turn, against the originating Dealer(s).

One of the two flow purchasers ceased to purchase Contracts in December 2001, and the other ceased to purchase in May 2002. The flow purchase program accordingly ended at that time.

Securitization and Sale of Contracts

The Company purchases Contracts resale in securitization transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 1 of Notes to Consolidated Financial Statements. The Company funds such purchases mostly with proceeds from two warehouse lines of credit. These warehouse lines of credit include a $125 million floating rate variable funding note facility, and a $75 million floating rate variable funding note facility. These facilities are independent of each other, and are funded and insured by different institutions. Approximately 73.0% and 72.5%, respectively, of the principal balance of Contracts may be advanced to the Company under these facilities, subject to collateral tests and certain other conditions and covenants.

Sales of Contracts to the facility-related special purpose subsidiaries are treated as ongoing securitization sales. The lenders under those facilities have the option to require a term securitization of the Contracts sold into the warehouse facilities. Such options were exercised three times in 2002, resulting in sales of Contracts in term securitization transactions conducted in March, August and December 2002.

In a securitization sale, the Company is required to make certain representations and warranties, which are generally similar to the representations and warranties made by Dealers in connection with the Company's purchase of the Contracts. If the Company breaches any of its representations or warranties to a purchaser of the Contracts, the Company will be obligated to repurchase the Contract from such purchaser at a price equal to such purchaser's purchase price less the related cash securitization reserve and any payments received by such purchaser on the Contract. The Company may then be entitled under the terms of its Dealer Agreement to require the selling Dealer to repurchase the Contract at a price equal to the Company's purchase price, less any principal payments made by the customer. Subject to any recourse against Dealers, the Company will bear the risk of loss on repossession and resale of vehicles under Contracts repurchased by it.

Upon the sale of a portfolio of Contracts in a securitization transaction, generally to a trust that is specifically created for such purpose ("Trust"), the Company retains the obligation to service the Contracts, and receives a monthly fee for doing so. Among other services performed, the Company mails to obligors monthly billing statements directing them to mail payments on the Contracts to a lockbox account. The Company engages an independent lockbox processing agent to retrieve and process payments received in the lockbox account. This results in a daily deposit to the Trust's bank account of the entire amount of each day's lockbox receipts and the simultaneous electronic data transfer to the Company of customer payment data records. Pursuant to the Servicing Agreements, as defined below, the Company is required to deliver monthly reports to the Trust reflecting all transaction activity with respect to the Contracts. The reports contain, among other information, a reconciliation of the change in the aggregate principal balance of the Contracts in the portfolio to the amounts deposited into the Trust's bank account as reflected in the daily reports of the lockbox processing agent.

In its securitization transactions, the Company generally warrants that, to the best of the Company's knowledge, no such liens or claims are pending or threatened with respect to a financed vehicle, that may be or become prior to or equal with the lien of the related Contracts. In the event that any of the Company's representations or warranties proves to be incorrect, the Trust would be entitled to require the Company to repurchase the Contract relating to such financed vehicle.

The Servicing Agreements

The Company currently services all Contracts that it owns, as well as those Contracts included in portfolios that it has sold to securitization Trusts. The Company does not service Contracts that were sold in its flow purchase program. Pursuant to the Company's usual form of servicing agreement (the Company's servicing agreements with purchasers of portfolios of Contracts are collectively referred to as the "Servicing Agreements"), CPS is obligated to service all Contracts sold to the Trusts in accordance with the Company's standard procedures. The Servicing Agreements generally provide that the Company will bear all costs and expenses incurred in connection with the management, administration and collection of the Contracts serviced. The Servicing Agreements also provide that the Company will take all actions necessary or reasonably requested by the investor to maintain perfection and priority of the Trust's security interest in the financed vehicles.

The Company is entitled under most of the Servicing Agreements to receive a base monthly servicing fee of 2.5% per annum (5.0% per annum pursuant to the MFN Securitization Agreements) computed as a percentage of the declining outstanding principal balance of the non-defaulted Contracts in the portfolio. Each month, after payment of the Company's base monthly servicing fee and certain other fees, the Trust receives the paid principal reduction of the Contracts in its portfolios and interest thereon at the fixed rate that was agreed when the Contracts were sold to the Trust. If, in any month, collections on the Contracts are insufficient to pay such amounts and any principal reduction due to charge-offs, the shortfall is satisfied from the "Spread Account" established in connection with the sale of the portfolio. The "Spread Account" is an account established at the time the Company sells a portfolio of Contracts, to provide security to the Note Insurers, as defined below. If collections on the Contracts exceed such amounts, the excess is utilized, first, to build up or replenish the Spread Account to the extent required, next, to cover deficiencies in Spread Accounts for other portfolios, and the balance, if any, constitutes excess cash flows, which are distributed to the Company.

Pursuant to the Servicing Agreements, the Company is generally required to charge off the balance of any Contract by the earlier of the end of the month in which the Contract becomes four scheduled installments past due or, in the case of repossessions, the month that the proceeds from the liquidation of the financed vehicle are received by the Company or if the vehicle has been in repossession inventory for more than 90 days. In the case of a repossession, the amount of the charge-off is the difference between the outstanding principal balance of the defaulted Contract and the net repossession sale proceeds. In the event collections on the Contracts are not sufficient to pay to the holders ("Investors") of interests in the Trust the entire principal balance of Contracts charged off during the month, the trustee draws on the related Spread Account to pay the Investors. The amount drawn would then have to be restored to the Spread Account from future collections on the Contracts remaining in the portfolio before the Company would again be entitled to receive excess cash. In addition, the Company would not be entitled to receive any further monthly servicing fees with respect to the defaulted Contracts. Subject to any recourse against the Company in the event of a breach of the Company's representations and warranties with respect to any Contracts and after any recourse to any insurer guarantees backing the Notes, as defined below, the Investors bear the risk of all charge-offs on the Contracts in excess of the Spread Account. The Investors' rights with respect to distributions from the Trusts are senior to the Company's rights. Accordingly, variation in performance of pools of Contracts affects the Company's ultimate realization of value derived from such Contracts.

The Servicing Agreements are terminable by the insurers of certain of the Trust's obligations in the event of certain defaults by the Company and under certain other circumstances. Were either of the Note Insurers in the future to exercise its option to terminate the Servicing Agreements, such a termination would have a material adverse effect on the Company's liquidity and results of operations. The Company continues to receive Servicer extensions on a monthly and/or quarterly basis, pursuant to the Servicing Agreements.

Competition

The automobile financing business is highly competitive. The Company competes with a number of national, regional and local finance companies with operations similar to those of the Company. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles, and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Finance Corporation and Nissan Motors Acceptance Corporation. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than the Company. Moreover, the Company's future profitability will be directly related to the availability and cost of its capital in relation to the availability and cost of capital to its competitors. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade-rated debt instruments and to other funding sources that may be unavailable to the Company. Many of these companies also have long-standing relationships with Dealers and may provide other financing to Dealers, including floor plan financing for the Dealers' purchase of automobiles from manufacturers, which is not offered by the Company.

The Company believes that the principal competitive factors affecting a Dealer's decision to offer Contracts for sale to a particular financing source are the purchase price offered for the Contracts, the reasonableness of the financing source's underwriting guidelines and documentation requests, the predictability and timeliness of purchases and the financial stability of the funding source. The Company believes that it can obtain from Dealers sufficient Contracts for purchase at attractive prices by consistently applying reasonable underwriting criteria and making timely purchases of qualifying Contracts.

Government Regulation

Several federal and state consumer protection laws, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Debt Collection Practices Act and the Federal Trade Commission Act, regulate the extension of credit in consumer credit transactions. These laws mandate certain disclosures with respect to finance charges on Contracts and impose certain other restrictions on Dealers. In many states, a license is required to engage in the business of purchasing Contracts from Dealers. In addition, laws in a number of states impose limitations on the amount of finance charges that may be charged by Dealers on credit sales. The so-called Lemon Laws enacted by various states provide certain rights to purchasers with respect to motor vehicles that fail to satisfy express warranties. The application of Lemon Laws or violation of such other federal and state laws may give rise to a claim or defense of a customer against a Dealer and its assignees, including the Company and purchasers of Contracts from the Company. The Dealer Agreement contains representations by the Dealer that, as of the date of assignment of Contracts, no such claims or defenses have been asserted or threatened with respect to the Contracts and that all requirements of such federal and state laws have been complied with in all material respects. Although a Dealer would be obligated to repurchase Contracts that involve a breach of such warranty, there can be no assurance that the Dealer will have the financial resources to satisfy its repurchase obligations to the Company. Certain of these laws also regulate the Company's servicing activities, including its methods of collection.

Although the Company believes that it is currently in material compliance with applicable statutes and regulations, there can be no assurance that the Company will be able to maintain such compliance. The past or future failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company. In addition, due to the consumer-oriented nature of the industry in which the Company operates and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. A significant judgment against the Company or within the industry in connection with any such litigation could have a material adverse effect on the Company's financial condition, results of operations or liquidity. See "Legal Proceedings."

Employees

As of December 31, 2002, the Company had 638 full-time and 5 part-time employees, of whom 8 are senior management personnel, 388 are collections personnel, 103 are Contract origination personnel, 50 are marketing personnel (39 of whom are marketing representatives), 69 are operations and systems personnel, and 25 are administrative personnel. The Company believes that its relations with its employees are good. The Company is not a party to any collective bargaining agreement.

ITEM 2. PROPERTY

The Company's headquarters are located in Irvine, California, where it leases approximately 115,000 square feet of general office space from an unaffiliated lessor. The annual rent is approximately $1.9 million through October 2003, and increases to $2.1 million for the following five years. The Company has the option to cancel the lease without penalty in October 2003. In addition to the foregoing base rent, the Company pays the property taxes, maintenance and other expenses of the premises.

In March 1997, the Company established a branch collection facility in Chesapeake, Virginia. The Company leases approximately 28,000 square feet of general office space in Chesapeake, Virginia, at a base rent that is currently $419,470 per year, increasing to $504,545 over a ten-year term.

The remaining four regional servicing centers occupy a total of approximately 49,000 square feet of leased space in Orlando, Florida; Atlanta, Georgia; Hinsdale, Illinois and Cleveland, Ohio. The termination dates of such leases range from 2007 to 2008.

See Notes 2 and 14 of Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

On May 12, 2000, Jon L. Kunert and Penny Kunert commenced a lawsuit against an automobile dealer, the Company and in excess of 20 other defendants in the Superior Court of California, Los Angeles County. The defendants other than the automobile dealer appear to be various entities ("finance defendants") that may have purchased retail installment contracts from that dealer. The lawsuit alleges that the various finance defendants conspired with the automobile dealer defendant to conceal from motor vehicle purchasers the full cost of credit applicable to their purchases, and seeks a refund of the concealed excess cost. The court subsequently ordered the plaintiffs to file separate lawsuits against each finance defendant. Such a substitute lawsuit was filed against the Company by Angela Hicks, on March 8, 2001. The lawsuits were dismissed with prejudice in September 2001. The dismissal is currently on appeal.

On November 15, 2000, Denice and Gary Lang commenced a lawsuit against the Company in South Carolina Common Pleas Court, Beaufort County, alleging that they, and a purported nationwide class, were harmed by an alleged failure to refer, in the notice given after repossession of their vehicle, of the right to purchase the vehicle by tender of the full amount owed under the retail installment contract. They seek damages in an unspecified amount.

On July 23, 1997, Elaine McLean commenced a lawsuit in the 134th District Court, Dallas County, Texas against a subsidiary of MFN in the state of Texas alleging deceptive practices related to various loans and the related purchase and sale of insurance. The lawsuit seeks damages in an unspecified amount.

In 2001, the district court denied McLean's motion for class certification. Later that same year, the appellate court denied McLean's appeal of the district court ruling. The appellate court's denial is itself currently on appeal.

Stanwich Litigation. The Company is currently a defendant in a class action (the "Stanwich Case") pending in the California Superior Court, Los Angeles County. The plaintiffs in that case are persons entitled to receive regular payments (the "Settlement Payments") under out-of-court settlements reached with third party defendants. Stanwich Financial Services Corp. ("Stanwich"), an affiliate of the former Chairman of the Board of Directors of the Company, is the entity that is obligated to pay the Settlement Payments. Stanwich has defaulted on its payment obligations to the plaintiffs and in June 2001 filed for reorganization under the Bankruptcy Code, in the federal Bankruptcy Court of Connecticut. The Company is also a defendant in certain cross-claims brought by other defendants in the case, which assert claims of equitable and/or contractual indemnity against the Company.

In November 2001, one of the defendants in the Stanwich Case, Jonathan Pardee, asserted claims for indemnity against the Company in a separate action, which is now pending in federal district court in Rhode Island. The Company has filed counterclaims in the Rhode Island federal court against Mr. Pardee. The Company plans to defend this matter and pursue its counterclaims vigorously.

In February 2002, the Company entered into a Term Sheet with Stanwich, the plaintiffs in the Stanwich Case and others, which provides for the Company's release upon its repayment of the amounts concededly owed to Stanwich, all of which amounts have been recorded in the Company's financial statements as indebtedness.

In February 2003, a court-sponsored mediation resulted in an agreement in principle to settle the Stanwich Case (other than with respect to defendant Pardee). The Company believes that the plaintiff's allegations and the cross-claims brought by other defendants referenced above will be dismissed upon final execution of such settlement.

Mississippi Litigation. On September 26, 2001, Maggie Chandler, Bobbie Mike and Mary Ann Benford each commenced a lawsuit against subsidiaries of MFN in the state of Mississippi. Chandler filed in Mississippi state court, county of Leflore. Mike filed in Mississippi state court, county of Humphreys. Benford filed in

Mississippi state court, county of Holmes. Plaintiffs in all three cases allege deceptive practices related to various loans and the related purchase and sale of insurance, and seek unspecified damages. The Company believes that there are substantive legal defenses to such claims, and intends to defend them vigorously.

The outcome of any litigation is uncertain, and there is the possibility that damages could be awarded against the Company in amounts that could be material. It is management's opinion, based on the advice of counsel, that all litigation of which it is aware, including the matters discussed above, will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity, beyond reserves already taken.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Company's executive officers follows:

Charles E. Bradley, Jr., 43, has been the President and a director of the Company since its formation in March 1991. In January 1992, Mr. Bradley was appointed Chief Executive Officer of the Company. From March 1991 until December 1995 he served as Vice President and a director of CPS Holdings, Inc. From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. From September 1987 to March 1989, Mr. Bradley, Jr. was an associate of The Harding Group, a private investment banking firm.

William L. Brummund, Jr., 50, has been Senior Vice President – Operations since March 1991. From 1986 to March 1991, Mr. Brummund was Vice President and Systems Administrator for Far Western Bank, Tustin, California.

Nicholas P. Brockman, 58, has been Senior Vice President – Asset Recovery & Liquidation since January 1996. He was Senior Vice President of Contract Originations from April 1991 to January 1996. From 1986 to March 1991, Mr. Brockman served as a Vice President and Branch Manager of Far Western Bank.

Curtis K. Powell, 46, has been Senior Vice President – Contract Origination since June 2001. Previously, he was the Company's Senior Vice President – Marketing, from April 1995. He joined the Company in January 1993 as an independent marketing representative until being appointed Regional Vice President of Marketing for Southern California in November 1994. From June 1985 through January 1993, Mr. Powell was in the retail automobile sales and leasing business.

Mark A. Creatura, 43, has been Senior Vice President – General Counsel since October 1996. From October 1993 through October 1996, he was Vice President and General Counsel at Urethane Technologies, Inc., a polyurethane chemicals formulator. Mr. Creatura was previously engaged in the private practice of law with the Los Angeles law firm of Troy & Gould Professional Corporation, from October 1985 through October 1993.

David N. Kenneally, 40, has been Senior Vice President – Finance since July 2001. Previously, he was Chief Financial Officer of LoanGenie.com, Inc. from May 2000 to July 2001, and prior to that he served as Vice President – Financial Reporting of Fidelity National Financial, Inc., from January 1994 through May 2000. From August 1992 through January 1994, Mr. Kenneally was Assistant Vice President and Controller of Pacific States Casualty Company. Mr. Kenneally began his professional career with KPMG LLP, leaving as a Senior Manager in July 1992.

Rod Rifai, 36, has been Senior Vice President – Marketing since July 2001. Previously, Mr. Rifai had served as the Company's Regional Vice President of Marketing for the Southeast region, since December 1998, and as a marketing representative from June 1997 to December 1998. Previous to that time Mr. Rifai had been in the retail automobile sales and leasing business in various management capacities for over ten years.

Robert E. Riedl, 39, has been Senior Vice President – Risk Management since January 2003. Mr. Riedl was a Principal at Northwest Capital Appreciation, a middle market private equity firm, from 1999 to 2002. Mr. Riedl was an investment banker for ContiFinancial Services Corporation from 1995 until joining Northwest Capital Appreciation.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq National Market System, under the symbol "CPSS." The following table sets forth the high and low sales prices reported by Nasdaq for the Common Stock for the periods shown.

	High	Low
January 1 - March 31, 2001	$1.969	$1.438
April 1 - June 30, 2001	1.950	1.375
July 1 - September 30, 2001	1.840	1.220
October 1 - December 31, 2001	2.138	1.150
January 1 - March 31, 2002	2.000	1.110
April 1 - June 30, 2002	3.250	1.750
July 1 - September 30, 2002	2.650	1.410
October 1 - December 31, 2002	2.290	1.550

As of March 25, 2003, there were 84 holders of record of the Company's Common Stock. To date, the Company has not declared or paid any dividends on its Common Stock. The payment of future dividends, if any, on the Company's Common Stock is within the discretion of the Board of Directors and will depend upon the Company's income, its capital requirements and financial condition, and other relevant factors. The instruments governing the Company's outstanding debt place certain restrictions on the payment of dividends. The Company does not intend to declare any dividends on its Common Stock in the foreseeable future, but instead intends to retain any income for use in the Company's operations.

The table below presents information regarding outstanding options to purchase the Company's Common Stock.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
		December 31, 2002	
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,027,599	$1.64	-0-
Equity compensation plans not approved by security holders	None	N/A	N/A
Total	4,027,599	$1.64	-0-

Included in the table above as being pursuant to equity compensation plans approved by security holders are 1,589,200 options the Company has conditionally granted, subject to shareholder approval of an increase in the number of shares available for grant under its 1997 Long-Term Incentive Plan. All of such options have an exercise price of $1.50 per share. Until and unless such shareholder approval is gained, these options are not outstanding or exercisable. Excluding such options, there would be 2,438,399 shares to be issued upon exercise of outstanding options, the weighted average exercise price per share would be $1.56, and there would be 620,851 options available for future issuance.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2002	2001	2000 (1)	1999 (1)	1998
	(In thousands, except per share data)				
Statement of Operations Data:					
Gain (loss) on sale of Contracts, net	$ 16,444	$ 32,765	$ 16,234	$ (14,844)	$ 58,306
Interest income	48,644	17,205	3,480	3,032	41,841
Servicing fees	14,621	10,666	15,848	27,761	25,156
Total revenue	91,952	62,005	35,951	14,805	126,280
Operating expenses	91,890	61,685	68,354	86,968	81,960
Income (loss) before extraordinary item	2,996	320	(22,147)	(44,532)	25,703
Extraordinary item (2)	17,412	—	—	—	—
Net income (loss)	20,408	320	(22,147)	(44,532)	25,703
Basic income (loss) per share before ex. item	0.15	0.02	(1.10)	(2.38)	1.67
Diluted income (loss) per share before ex. item	0.14	0.02	(1.10)	(2.38)	1.50
Basic income (loss) per share	1.03	0.02	(1.10)	(2.38)	1.67
Diluted income (loss) per share	0.97	0.02	(1.10)	(2.38)	1.50

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance Sheet Data:					
Cash and restricted cash	$ 51,859	$ 13,924	$ 24,315	$ 3,324	$ 3,559
Finance receivables, net	84,592	—	18,830	2,421	165,582
Residual interest in securitizations	127,170	106,103	99,199	172,530	217,848
Total assets	285,448	151,204	175,694	220,314	431,962
Term debt	175,942	82,555	102,614	119,173	274,546
Total liabilities	202,874	89,518	113,572	135,877	312,881
Total shareholders' equity	82,574	61,686	62,122	84,437	119,081

(1) Beginning with the year ended December 31, 1999 and through December 31, 2000, the Company did not sell any Contracts in securitization transactions due to then existing market conditions.

(2) On March 8, 2002, CPS acquired 100% of MFN Financial Corporation and subsidiaries, resulting in the recognition of $17.4 million of negative goodwill as an extraordinary gain, which is reflected in the Company's 2002 Consolidated Statement of Operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition of the Company should be read in conjunction with "Selected Financial Data" and the Company's Consolidated Financial Statements and the Notes thereto and the other financial data included elsewhere in this report. The Company's Consolidated Balance Sheet and Consolidated Statement of Operations as of and for the year ended December 31, 2002 include the results of operations of MFN Financial Corporation for the period subsequent to March 8, 2002, the Merger date, through December 31, 2002. See Note 2 of Notes to Consolidated Financial Statements.

Overview

Consumer Portfolio Services, Inc. and its subsidiaries (collectively, the "Company") primarily engage in the business of purchasing, selling and servicing retail automobile installment sale contracts ("Contracts") originated by automobile dealers ("Dealers") located throughout the United States. Through its purchase of Contracts, the Company provides indirect financing to Dealer customers with limited credit histories, low incomes or past credit problems, who generally would not be expected to qualify for financing provided by banks or by automobile manufacturers' captive finance companies.

On March 8, 2002, the Company acquired 100% of MFN Financial Corporation, a Delaware corporation ("MFN") and its subsidiaries, by the merger (the "Merger") of CPS Mergersub, Inc., a Delaware corporation ("Mergersub") and a direct wholly owned subsidiary of CPS, with and into MFN. In the Merger, MFN became a wholly owned subsidiary of CPS. The Company thus acquired the assets of MFN, consisting principally of interests in automobile installment sales finance Contracts and the facilities for originating and servicing such Contracts. The Merger was accounted for as a purchase. MFN, through its primary operating subsidiary, Mercury Finance Company LLC, was engaged in business substantially similar to that of the Company: purchasing automobile installment sales finance Contracts from Dealers, and securitizing and servicing such Contracts.

The Company historically has generated revenue primarily from the gains recognized on the sale or securitization of its Contracts, servicing fees earned on Contracts sold, and interest earned on Residuals, as defined below, and on finance receivables. In the years ended December 31, 1999 and 2000, the Company did not sell any Contracts in securitization transactions, and therefore recognized no gains on sale from securitization transactions. All sales of Contracts during 1999 were on a servicing released basis, either in the form of bulk sales of Contracts being held by the Company for sale, or as part of a flow through agreement with a third party for which the Company earned fees on a per Contract basis, also known as "the flow purchase program" or "purchases made on a flow basis." During the year ended December 31, 2000, the Company entered into another flow through agreement and proceeded to sell nearly all of the Contracts purchased during the year to one or the other third party, for a mark-up above what the Company paid the Dealer. The Company recorded a loss of $22.7 million related to bulk sales in 1999. There were no bulk sales during 2000 or 2001. As a result of the Company's flow through sales during the years ended December 31, 2002, 2001 and 2000, the Company recognized gain on sale of Contracts of $5.7 million, $16.6 million and $18.4 million, respectively. One of the two flow purchasers ceased to purchase Contracts in December 2001, and the other has in May 2002. The flow purchase program accordingly ended at that time.

The Company's securitization structure has generally been as follows:

The Company sells a portfolio of Contracts to a wholly owned Special Purpose Subsidiary ("SPS"), which has been established for the limited purpose of buying and reselling the Company's Contracts. The SPS then transfers the same Contracts to an owner trust ("Trust"). The Trust is a qualifying special purpose entity as defined in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), and is therefore not consolidated in the Company's Consolidated Financial Statements. The Trust issues interest-bearing asset-backed securities (the "Notes"), generally in a principal amount equal to the aggregate principal balance of the

Contracts. The Company typically sells these Contracts to the Trust at face value and without recourse, except that representations and warranties similar to those provided by the Dealer to the Company are provided by the Company to the Trust. One or more investors purchase the Notes issued by the Trust; the proceeds from the sale of the Notes are then used to purchase the Contracts from the Company. The Company may retain subordinated Notes issued by the Trust. The Company purchases a financial guaranty insurance policy, guaranteeing timely payment of principal and interest on the senior Notes, from an insurance company (the "Note Insurers"). In addition, the Company provides a credit enhancement for the benefit of the Note Insurers and the investors in the form of an initial cash deposit to an account ("Spread Account") held by the Trust or in the form of subordinated Notes, or both. The agreements governing the securitization transactions (collectively referred to as the "Securitization Agreements") require that the initial deposits to the Spread Accounts be supplemented by a portion of collections from the Contracts until the Spread Accounts reach specified levels, and then maintained at those levels. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related Notes. The specified levels at which the Spread Accounts are to be maintained will vary depending on the performance of the portfolios of Contracts held by the Trusts and on other conditions, and may also be varied by agreement among the Company, the SPS, the Note Insurers and the trustee. Such levels have increased and decreased from time to time based on performance of the portfolios, and have also varied by Securitization Agreement. The Securitization Agreements generally grant the Company the option to repurchase the sold Contracts from the Trust when the aggregate outstanding balance has amortized to 10% or less of the initial aggregate balance.

The Company's continuous securitization structure is similar to the above, except that (i) the SPS that purchases the Contracts pledges the Contracts to secure promissory notes issued directly by the SPS, (ii) the initial purchaser of such notes has the right, but not the obligation, to require that the Company repurchase the Contracts, (iii) the promissory notes are in an aggregate principal amount of not more than 72.5% to 73% of the aggregate principal balance of the Contracts (that is, up to 27.5% over-collateralization), and (iv) no Spread Account is involved. The SPS is a qualifying special purpose entity and is therefore not consolidated in the Company's Consolidated Financial Statements.

Upon each sale of Contracts in a securitization, whether a term securitization or a continuous securitization, the Company removes from its Consolidated Balance Sheet the Contracts held for sale and adds to its Consolidated Balance Sheet (i) the cash received and (ii) the estimated fair value of the ownership interest that the Company retains in Contracts sold in the securitization. That retained interest (the "Residual") consists of (a) the cash held in the Spread Account, if any, (b) over collateralization, if any, (c) subordinated Notes retained, if any, and (d) receivables from Trust, which include the net interest receivables ("NIRs"). NIRs represent the estimated discounted cash flows to be received from the Trust in the future, net of principal and interest payable with respect to the Notes, and certain expenses. The excess of the cash received and the assets retained by the Company over the carrying value of the Contracts sold, less transaction costs, equals the net gain on sale of Contracts recorded by the Company.

The Company allocates its basis in the Contracts between the Notes and the Residuals sold and retained based on the relative fair values of those portions on the date of the sale. The Company recognizes gains or losses attributable to the change in the fair value of the Residuals, which are recorded at estimated fair value. The Company is not aware of an active market for the purchase or sale of interests such as the Residuals; accordingly, the Company determines the estimated fair value of the Residuals by discounting the amount and timing of anticipated cash flows that it estimates will be released to the Company in the future (the cash out method), using a discount rate that the Company believes is appropriate for the risks involved. The Company estimates the value of its optional right to repurchase receivables pursuant to the terms of the Securitization Agreements primarily based on its estimate of the amount and timing of cash flows that it anticipates will be received from the repurchased receivables following exercise of the optional right. The anticipated cash flows include collections from both current and charged off receivables. The Company has used an effective discount rate of approximately 14% per annum, which it believes is appropriate for the risks involved.

The Company receives periodic base servicing fees for the servicing and collection of the Contracts. In addition, the Company is entitled to the cash flows from the Residuals that represent collections on the

Contracts in excess of the amounts required to pay principal and interest on the Notes, the base servicing fees, and certain other fees (such as trustee and custodial fees). Required principal payments are in most cases defined as the payments sufficient to keep the principal balance of the Notes equal to the aggregate principal balance of the related Contracts (excluding those Contracts that have been charged off). Some of the Securitization Agreements require accelerated payment of principal until the principal balance of the Notes is reduced to a specified percentage of the aggregate principal balance of the related Contracts. Such accelerated principal payment is said to create "over-collateralization" of the Notes.

If the amount of cash required for payment of fees, interest and principal exceeds the amount collected during the collection period, the shortfall is drawn from the Spread Account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related Spread Account, the excess is released to the Company, or in certain cases is transferred to other Spread Accounts that may be below their required levels. If the Spread Account balance is not at the required credit enhancement level, then the excess cash collected is retained in the Spread Account until the specified level is achieved. Although Spread Account balances are held by the Trusts on behalf of the Company's SPS as the owner of the Residuals, the cash in the Spread Accounts is restricted from use by the Company. Cash held in the various Spread Accounts is invested in high quality, liquid investment securities, as specified in the Securitization Agreements. The interest rate payable on the Contracts is significantly greater than the interest rate on the Notes. As a result, the Residuals described above are a significant asset of the Company. In determining the value of the Residuals, the Company must estimate the future rates of prepayments, delinquencies, defaults and default loss severity, and the value of the Company's optional right to repurchase receivables pursuant to the terms of the Securitization Agreements, as all of these factors affect the amount and timing of the estimated cash flows. The Company estimates prepayments by evaluating historical prepayment performance of comparable Contracts. The Company has used prepayment estimates of approximately 20% to 23% cumulatively over the lives of the related Contracts. The Company estimates defaults and default loss severity using available historical loss data for comparable Contracts and the specific characteristics of the Contracts purchased by the Company. The Company estimates recovery rates of previously charged off receivables using available historical recovery data and projected future recovery levels. In valuing the Residuals, the Company estimates that gross losses as a percentage of the original principal balance will approximate 13% to 18% cumulatively over the lives of the related Contracts, with recovery rates approximating 2% to 5% of the original principal balance.

In future periods, the Company will recognize additional revenue from the Residuals if the actual performance of the Contracts is better than the original estimate, or the Company would increase the estimated fair value of the Residuals. If the actual performance of the Contracts were worse than the original estimate, then a downward adjustment to the carrying value of the Residuals would be required.

The Noteholders and the related securitization Trusts have no recourse to the Company for failure of the Contract obligors to make payments on a timely basis. The Company's Residuals, however, are subordinate to the Notes until the Noteholders are fully paid, and the Company is therefore at risk to that extent. See "Critical Accounting Policies."

Critical Accounting Policies

The Company believes that its accounting policies related to (a) Allowance for Finance Credit Losses, (b) Residual Interest in Securitizations and Gain on Sale of Contracts and (c) Income Taxes could be considered critical. Such policies are described below.

(a) Allowance for Finance Credit Losses

In order to estimate an appropriate allowance for losses to be incurred on finance receivables, the Company uses a loss reserving methodology commonly referred to as "static pooling," which stratifies its finance receivable portfolio into separately identified pools. Using analytical and formula driven techniques, the

Company estimates an allowance for finance credit losses, which management believes is adequate for known and inherent losses in the finance receivable Contract portfolio. Provision for loss is charged to the Company's Consolidated Statement of Operations. Charge offs are charged to the allowance. Management evaluates the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio and the value of the underlying collateral. As conditions change, the Company's level of provisioning and/or allowance may change as well.

(b) Residual Interest in Securitizations and Gain on Sale of Contracts

Gain on sale may be recognized on the disposition of Contracts either outright or in securitization transactions. In its securitization transactions, a wholly owned subsidiary of the Company retains a residual interest in the Contracts that are sold. The Company's securitization transactions include "term" securitizations (purchaser holds the Contracts for substantially their entire term) and "continuous" securitizations (the Contracts sold may be put back to the Company, and subsequently replaced with other Contracts).

The residual interest in term securitizations and the residual interest in the Contracts sold continuously are reflected in the line item "residual interest in securitizations" on the Company's Consolidated Balance Sheet. In either case, the residual interest represents the discounted sum of expected future releases from securitization trusts. Accordingly, the valuation of the residual is heavily dependent on estimates of future performance.

The key economic assumptions used in measuring all retained interests remaining as of December 31, 2002 and 2001 are included in the table below. The discount rate remained constant at 14%.

	2002	2001
Prepayment speed (Cumulative)	19.8% - 22.9%	22.0% - 27.2%
Credit losses (Cumulative)	10.0% - 15.4%	12.0% - 17.5%

Key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	December 31, 2002 (Dollars in thousands)
Carrying amount/fair value of residual interest in securitizations	$ 127,170
Weighted average life in years	3.90
Prepayment Speed Assumption (Cumulative)	19.8% - 22.9%
Estimated fair value assuming 10% adverse change	$ 126,647
Estimated fair value assuming 20% adverse change	126,144
Expected Credit Losses (Cumulative)	10.0% - 15.4%
Estimated fair value assuming 10% adverse change	$ 120,302
Estimated fair value assuming 20% adverse change	113,424
Residual Cash Flows Discount Rate (Annual)	14.0%
Estimated fair value assuming 10% adverse change	$ 124,723
Estimated fair value assuming 20% adverse change	122,351

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on 10% and 20% percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market rates may result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

(c) Income Taxes

The Company and its subsidiaries file a consolidated federal income and combined state franchise tax returns. The Company utilizes the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has estimated a valuation allowance against that portion of the deferred tax asset whose utilization in future periods is not more than likely.

In determining the possible realization of deferred tax assets, future taxable income from the following sources are considered: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences, and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire.

See "Liquidity and Capital Resources" and Note 1 of Notes to Consolidated Financial Statements.

MFN Financial Corporation Acquisition

MFN, through its primary operating subsidiary, Mercury Finance Company LLC, was in the business of purchasing Contracts from Dealers, and securitizing and servicing such Contracts. CPS intends to continue to use the assets acquired in the Merger in the automobile finance business, but a portion of such assets have been disposed of. CPS has ceased to use the acquired assets for the purchase of Contracts, and does not anticipate recommencing such use. In connection with the termination of MFN origination activities and the integration and consolidation of other activities, the Company recognized as a liability its estimate of the costs to exit these activities and terminate the affected employees of MFN. The terminated activities include service departments such as accounting, finance, human resources, information technology, administration, payroll and executive management. The estimated costs include the following:

	March 8, 2002	Activity (In thousands)	December 31, 2002 (2)
Severance payments and consulting contracts	$ 3,215	$ (2,644)	$ 571
Facilities closures (1)	2,152	(157)	1,995
Termination of contracts, leases, services and other obligations	597	(274)	323
Acquisition expenses accrued but unpaid	250	(199)	51
Total liabilities assumed	$ 6,214	$ (3,274)	$ 2,940

(1) Activity resulting in a net charge $157,000 includes charges against liability of $1.4 million, and the "reclassification" of an existing accrual for offices closed prior to the Merger Date of approximately $1.2 million.
(2) Approximately $2.9 million of remaining accrual is recorded in the Consolidated Balance Sheet of the Company at December 31, 2002. The Company believes that this amount provides adequately for anticipated remaining costs related to exiting certain activities of MFN, and that amounts indicated above are reasonably allocated.

Upon effectiveness of the Merger, each outstanding share of common stock of MFN converted into the right to receive $10.00 per share in cash. The total Merger consideration payable to stockholders of MFN was approximately $99.9 million. The amount of such consideration was agreed to as the result of arms'-length negotiations between CPS and MFN. The aggregate purchase price, including expenses related to the transaction, was approximately $123.2 million.

Acquisition financing was provided to CPS by Westdeutsche Landesbank Girozentrale, New York Branch ("WestLB") and Levine Leichtman Capital Partners II, L.P ("LLCP"). CPS obtained acquisition financing from LLCP through its issuance and sale of certain senior secured notes to LLCP in the aggregate principal amount of $35 million.

The Company's Consolidated Balance Sheet and Consolidated Statement of Operations as of and for the year ended December 31, 2002 include the results of operations of MFN for the period subsequent to March 8, 2002, the Merger date.

Results of Operations

The Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenue. During the year ended December 31, 2002, revenues increased $29.9 million, or 48.3%, compared to the year ended December 31, 2001. Net gain on sale of Contracts decreased by $16.3 million, from $32.8 million for the year ended December 31, 2001, to $16.4 million for the year ended December 31, 2002. The primary reason for the decrease in the gain on sale component of revenue is the termination of the Company's flow purchase program in May 2002, offset in part by an increase in the amount of Contracts securitized by the Company in 2002 compared to 2001. The Company securitized $281.2 million of Contracts during the year ended December 31, 2002, compared to $141.7 million during the year ended December 31, 2001. During the year ended December 31, 2002, the Company sold $181.1 million of Contracts on a flow basis compared to $537.9 million of Contracts in the year ended December 31, 2001.

Gain on sale of Contracts also includes the effect of fluctuations in the Company's estimate of the required provision for losses on certain CPS Contracts and recovery of losses on such Contracts. During 2001, recoveries exceeded the provision for losses; in 2002 the provision for losses was greater than recoveries. During 2002, the amount of Contracts for which the Company recorded a provision for Contract losses has increased, requiring the Company to provide for losses on such Contracts in an amount exceeding related recoveries. For the year ended December 31, 2002 the Company recorded a $2.6 million provision for Contract losses, compared to a reduction of the provision for Contract losses of $5.7 million for the year ended December 31, 2001. Also during 2002, as a result of revised Company estimates resulting from analyses of the current and historical performance of certain of the Company's securitized pools, the Company recorded a reduction to gain on sale of approximately $2.0 million.

Interest income increased $31.4 million to $48.6 million in the year ended December 31, 2002, from $17.2 million in the prior year. The increase in interest income is primarily due to the expansion of the Company's servicing portfolio, primarily as a result of the MFN Merger, as well as the addition of Contracts to the CPS portfolio and the related increase in the Company's residual interest in securitizations as a result of the increased level of securitizations. As of December 31, 2002, the servicing portfolio, net of unearned income on pre-computed Contracts, was $595.2 million, compared to $285.5 million as of December 31, 2001.

Servicing fees increased by $4.0 million, or 37.1%, to $14.6 million for the year ended December 31, 2002, from $10.7 million for the year ended December 31, 2001. Servicing fees are composed of base fees, which are payable at the rate of 2.5% per annum on the principal balance of the outstanding CPS Contracts (5.0% on MFN Contracts) in the related Trusts, plus any other fees collected by the Company, such as late fees and returned check fees. The increase in servicing fees is primarily due to the increase in the Company's servicing portfolio.

Expenses. During the year ended December 31, 2002, operating expenses increased by $30.2 million, or 49.0%, to $91.9 million, compared to the year ended December 31, 2001 operating expenses of $61.7 million. The Company's operating expenses consist primarily of personnel costs and other operating expenses, which are incurred as applications and Contracts are received, processed and serviced. Factors that affect margins and net income include changes in the automobile and automobile finance market environments, macroeconomic factors such as interest rates, and mix of business between Contracts purchased on a flow basis and Contracts purchased on an other than flow basis. The overall increase in expenses is primarily attributable to the MFN Merger. Personnel costs increased $13.8 million, or 57.4%, to $37.8 million in 2002 from $24.0 million in 2001. Personnel costs include base salaries, commissions and bonuses paid to employees, and certain expenses related to the accounting treatment of outstanding warrants and stock options, and are the Company's most significant operating expenses, representing approximately 41.1% of 2002 operating expenses. These costs generally fluctuate with the level of applications and Contracts processed and serviced, with the mix of revenue and with overall portfolio performance. Other material operating expenses include facilities expenses, telephone and other communication services, credit services, computer services (including personnel costs associated with information technology support), professional services, marketing and advertising expenses, and depreciation and amortization.

In connection with the termination of MFN origination activities and the integration and consolidation of certain activities (see above), the Company has recognized certain liabilities related to the costs to exit these activities and terminate the affected employees of MFN. These activities include service departments such as accounting, finance, human resources, information technology, administration, payroll and executive management. Such exit and termination costs have been charged against these liabilities and are not reflected in the Company's Consolidated Statement of Operations.

General and administrative expenses increased by $7.5 million, or 59.2%, and represented 21.9% of total operating expenses. The increase in general and administrative expenses is primarily due to the MFN Merger and an increase in costs associated with servicing the Company's expanded portfolio. Also included in 2002 general and administrative expenses is $669,000 related to the write off a related party receivable from CARSUSA, Inc. See Note 13 of Notes to Consolidated Financial Statements.

Interest expense increased by $9.6 million, or 66.9%, and represented 26.0% of total operating expenses. The increase is due to the interest expense resulting from the MFN acquisition, including interest expense related to acquisition debt and the interest expense related to the Notes Payable to Securitization Trust. See "Liquidity and Capital Resources."

Marketing expenses decreased by $1.6 million, or 25.0%, and represented 5.3% of total operating expenses. The decrease is primarily due to the decrease in Contracts purchased during the year ended December 31, 2002.

Occupancy expenses increased by $860,000, or 27.2%, and represented 4.4% of total operating expenses. The increase is primarily due to the addition of facilities acquired in the MFN Merger.

Depreciation and amortization expenses increased by $119,000, or 11.7%, and represented 1.2% of total operating expenses.

The results for the years ended December 31, 2002 and 2001, include net income of $116,732 and $161,710, respectively, from the Company's subsidiary CPS Leasing, Inc.

Income tax benefit of $2.9 million, including the elimination of the valuation allowance of $3.2 million, was recorded in the 2002 period pursuant to relevant tax statutes and regulations. The Company's provision for income taxes was zero for the year ended December 31, 2001.

The Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenue. During the year ended December 31, 2001, revenues increased $26.1 million, or 72.5%, compared to the year ended December 31, 2000. Net gain on sale of Contracts increased by $16.5 million, from $16.2 million for the year ended December 31, 2000, to $32.8 million for the year ended December 31, 2001. The primary reason for the increase in the gain on sale component of revenue is the Company's securitization of approximately $141.7 million of Contracts in the 2001 period, resulting in a gain on sale of Contracts of $9.2 million. The availability and structure of the Company's note purchase facility enabled it to execute securitization sales during 2001; no such sales occurred in the prior year. In addition, the Company completed a term securitization in September 2001. Substantially all of the proceeds from the September 2001 transaction were used to reduce amounts outstanding under the Company's floating rate variable note purchase facility. Additionally, gain on sale of Contracts includes the effect of fluctuations in the Company's estimate of the required provision for losses on Contracts and in recoveries of losses on Contracts. During 2001, recoveries exceeded the provision for losses; in 2000 the provision for losses was greater than recoveries. The Company makes recoveries on Contracts previously held on balance sheet or from pools for which the Company has exercised its optional right to repurchase receivables pursuant to the Securitization Agreements. The amount of Contracts for which the Company requires a provision for Contract losses has contracted, while the amount recovered increased. As such the Company is able to recover its provision for Contract losses. For the year ended December 31, 2001 the Company recorded a reduction of the provision for Contract losses of $5.7 million, compared to a charge of $1.8 million for the year ended December 31, 2000.

During the year ended December 31, 2001, the Company sold $537.9 million of Contracts on a flow basis compared to $600.4 million of Contracts in the year ended December 31, 2000. The Company's flow purchase program ended in May 2002.

Interest income increased $13.7 million to $17.2 million in the year ended December 31, 2001, from $3.5 million in the prior year. The increase in interest income is primarily due to the increase in residual interest income resulting from a change in the method residual interest income was calculated beginning in the second quarter of 2000. The increase in residual interest income is due to the Company refining its methodology of calculation of such interest income beginning with the three-month period ended June 30, 2000. The refined method is designed to accrete residual interest income on a level yield basis. The Company now uses an accretion rate that approximates the discount rate used to value the residual interest in securitizations, approximately 14% per annum. Prior to such period, the Company recognized residual interest income as the excess cash flows generated by the Trusts over the related obligations of the Trusts, net of any amortization of the related NIRs. This prior method of residual interest income recognition had approximated a level yield rate of residual interest income due to the continued addition of new securitizations. Since the Company had not securitized any Contracts since December 1998, this prior method would not have reflected the appropriate level yield and thus was refined during the second quarter of 2000. The effect of this refinement has been offset, in part, by the contraction of the Company's servicing portfolio.

Servicing fees decreased by $5.2 million, or 32.7%, to $10.7 million for the year ended December 31, 2001, from $15.8 million for the year ended December 31, 2000. Servicing fees are composed of base fees, which are payable at the rate of 2% to 2.5% per annum on the principal balance of the outstanding Contracts in the related Trusts, plus any other fees collected by the Company, such as late fees and returned check fees. The decrease in servicing fees is primarily due to the decrease in the Company's servicing portfolio. As of December 31, 2001, the servicing portfolio, net of unearned income on pre-computed Contracts, was $285.5 million, compared to $411.9 million as of December 31, 2000.

Expenses. During the year ended December 31, 2001, operating expenses decreased by $6.7 million, or 9.8%, compared to the year ended December 31, 2000. Personnel costs were effectively flat year over year, decreasing $640,000, or 2.6%, to $24.0 million in 2001 from $24.6 million in 2000. Personnel costs include base salaries, commissions and bonuses paid to employees, and certain expenses related to the accounting treatment of outstanding warrants and stock options, and are the Company's most significant operating expenses, representing approximately 38.9% of total operating expenses. These costs generally fluctuate with the level of applications and Contracts processed and serviced, with the mix of revenue and with overall portfolio performance. Other material operating expenses include facilities expenses, telephone and other communication services, credit services, computer services (including personnel costs associated with information technology support), professional services, marketing and advertising expenses, and depreciation and amortization. General and administrative expenses decreased by $3.1 million, or 19.8%, and represented

20.5% of total operating expenses. The decrease in general and administrative expenses is primarily due to the decrease in costs associated with servicing the Company's diminished portfolio.

Interest expense decreased by $2.9 million, or 16.9%, and represented 23.2% of total operating expenses. The decrease in interest expense is primarily due to the reductions in non-warehouse indebtedness from the prior year. See "Liquidity and Capital Resources."

Marketing expenses increased by $399,000, or 6.5%, and represented 10.6% of total operating expenses. The increase is primarily due to the increase in Contracts purchased during the year ended December 31, 2001.

Occupancy expenses decreased by $241,000, or 7.1%, and represented 5.1% of total operating expenses. The decrease is primarily due to additional property taxes paid during 2000, not due in 2001. In November 1998, the Company moved its headquarters to a new 115,000 square foot facility. Depreciation and amortization expenses decreased by $142,000, or 12.2%, and represented 1.7% of total operating expenses.

The results for the years ended December 31, 2001 and 2000, include net earnings of $161,710 and $19,816, respectively, from the Company's subsidiary CPS Leasing, Inc. The increase in net income of CPS Leasing, Inc. is primarily attributable to the decision to cease lease receivable origination and to simply service the existing receivables, resulting in significant expense reductions.

The results for the year ended December 31, 2000, include net operating losses of $755,000 from the Company's investment in 38% of NAB Asset Corp.

The Company's effective tax rate was zero and 31.7%, for the years ended December 31, 2001 and 2000, respectively.

Liquidity and Capital Resources

Liquidity

The Company's business requires substantial cash to support its purchases of Contracts and other operating activities. The Company's primary sources of cash have been cash flows from operating activities, including proceeds from sales of Contracts, amounts borrowed under various revolving credit facilities (also sometimes known as warehouse credit facilities), servicing fees on portfolios of Contracts previously sold, customer payments of principal and interest on Contracts held for sale, fees for origination of Contracts, and releases of cash from credit enhancements provided by the Company for the financial guaranty insurers (Note Insurers) and Investors, initially made in the form of a cash deposit to an account (Spread Account), and releases of cash from securitized pools of Contracts in which the Company has retained a residual ownership interest. The Company's primary uses of cash have been the purchases of Contracts, repayment of amounts borrowed under lines of credit and otherwise, operating expenses such as employee, interest, occupancy expenses and other general and administrative expenses, the establishment of and further contributions to "Spread Accounts" (cash posted to enhance credit of securitized pools), and income taxes. There can be no assurance that internally generated cash will be sufficient to meet the Company's cash demands. The sufficiency of internally generated cash will depend on the performance of securitized pools (which determines the level of releases from Spread Accounts), the rate of expansion or contraction in the Company's servicing portfolio, and the terms upon which the Company is able to acquire, sell, and borrow against Contracts.

Net cash provided by operating activities for the years ended December 31, 2002, 2001 and 2000, was $146.9 million, $3.7 million and $38.7 million, respectively. Cash from operating activities is generally provided by the net releases from the Company's securitization Trusts and from the amortization and liquidation of Contracts. Such amortization and liquidation of Contracts increased in 2002 compared to prior years as a result of the MFN Merger and the addition of Contracts to the CPS servicing portfolio and related increase in securitization transactions. On March 8, 2002, the Company completed the MFN Merger (See Note 2 of Notes to Consolidated Financial Statements.). The acquisition cost was approximately $123.2 million, and was substantially funded by existing cash and borrowings. Cash flows from the underlying purchased assets are expected to provide adequate liquidity to fund the acquisition borrowings, as well as generate positive cash flows from which to fund the Company's operating activities.

Net cash used in investing activities for the years ended December 31, 2002, 2001 and 2000, was $29.8 million, $536,000 and $623,000, respectively. Cash used in the acquisition of MFN Financial Corporation, net of the cash acquired in the transaction, totaled $29.5 million.

Net cash used in financing activities for the years ended December 31, 2002, 2001 and 2000, was $86.8 million, $19.7 million and $20.4 million, respectively. In connection with the acquisition of MFN Financial Corporation the Company incurred debt related to the MFN 2001-A Securitization Trust (See Note 7 of Notes to Consolidated Financial Statements.) and additional senior secured debt (See Note 8 of Notes to Consolidated Financial Statements.). Cash used in financing activities is primarily attributable to the repayment of outstanding debt. In connection with the MFN Merger the amount of outstanding debt, securitization trust debt and senior secured debt, and the required repayment thereof, increased compared to prior years.

The Company believes that cash flows generated as a result of the acquisition of MFN Financial Corporation will be sufficient to meet the obligations incurred as a result of the Merger. There can be no assurance that internally generated cash will be sufficient to meet such cash demands. The sufficiency of internally generated cash will depend on the performance of the securitized pools. At the time of the Merger, MFN had outstanding $22.5 million in principal amount of senior subordinated debt, which was due and repaid in full on March 23, 2002. Such debt bore interest at the rate of 11.00% per annum, payable quarterly in arrears.

Contracts are purchased from Dealers for a cash price approximating their principal amount, and generate cash flow over a period of years. As a result, the Company has been dependent on warehouse credit facilities to purchase Contracts, and on the availability of cash from outside sources in order to finance its continuing operations, as well as to fund the portion of Contract purchase prices not financed under warehouse credit facilities. During 2001 and through May 2002, the Company's Contract purchasing program consisted of both (i) purchases for the Company's own account made on other than a flow basis, funded primarily by advances under a revolving warehouse credit facility, and (ii) flow purchases for immediate resale to non-affiliates. Flow purchases allowed the Company to purchase Contracts with minimal demands on liquidity. The Company's revenues from the resale of flow purchase Contracts, however, were materially less than those that may be received by holding Contracts to maturity or by selling Contracts in securitization transactions. During the year ended December 31, 2002, the Company purchased $181.1 million of Contracts on a flow basis, and $282.2 million on an other than flow basis for its own account, compared to $537.9 million and $134.4 million, respectively, of Contracts purchased in 2001. For the year ended December 31, 2000, the Company purchased $600.4 million of Contracts on a flow basis and $31.1 million on an other than flow basis. The Company's flow purchase program ended in May 2002.

During the years ended December 31, 2002 and 2001, the Company purchased Contracts to for resale into securitization transactions. The Company did not sell Contracts in a securitization transaction during 2000 or 1999; however, since November 2000, the Company has been able to purchase Contracts for its own account, which are generally resold into a term securitization transaction, using proceeds from two warehouse lines of credit. These warehouse lines of credit consist of a $125 million floating rate variable funding note facility, and a $75 million floating rate variable funding note facility. These facilities are independent of each other, and are funded and insured by different institutions. Approximately 73.0% and 72.5%, respectively, of the principal balance of Contracts may be advanced to the Company under these facilities, subject to collateral tests and certain other conditions and covenants.

The $125 million warehouse facility is structured to allow CPS to fund a portion of the purchase price of Contracts by drawing against a floating rate variable funding note issued by CPS Warehouse Trust. This facility was established in March 7, 2002, in the maximum amount of $100 million. Such maximum amount was increased to $125 million in November 2002. Approximately 73% of the principal balance of Contracts may be advanced to the Company under this facility, subject to collateral tests and certain other conditions and covenants. Notes under this facility bear interest at a rate of one-month Commercial Paper plus 1.18% per annum. This facility was renewed on March 6, 2003.

The $75 million warehouse facility is structured to allow CPS to fund a portion of the purchase price of Contracts by drawing against a floating rate variable funding note issued by CPS Funding LLC. Approximately 72.5% of the principal balance of Contracts may be advanced to the Company under this facility subject to collateral tests and certain other conditions and covenants, notes under this facility bear interest at a rate of one-month LIBOR plus 0.60% per annum.

These facilities are independent of each other, and are funded and insured by different institutions. Sales of Contracts to the facility-related special purpose subsidiaries ("SPS") are treated as ongoing securitizations. The Company, therefore, removes the securitized Contracts and related debt from its Consolidated Balance Sheet and recognizes a gain on sale in the Company's Consolidated Statement of Operations. The Company securitized $281.2 million of Contracts during the year ending December 31, 2002, resulting in a gain on sale of $16.9 million, compared to $141.7 million of Contracts securitized during the year ending December 31, 2001, resulting in a gain on sale of $9.2 million. The Company completed a $68.5 million term securitization (through its subsidiary, CPS Receivables Corp.) on September 7, 2001, retaining a residual interest therein. In a private placement, qualified institutional buyers purchased notes backed by automotive receivables. The notes, issued by CPS Auto Receivables Trust 2001-A, consist of two classes: $44.5 million of 4.37% Class A-1 Notes, and $24.0 million of 5.28% Class A-2 Notes. The Company completed an additional securitization (through its subsidiary, CPS Receivables Corp.) on March 8, 2002, retaining a residual interest therein. In that transaction, $45.65 million of notes backed by automotive receivables were issued in a private placement to qualified institutional buyers by CPS Auto Receivables Trust 2002-A. The notes consist of two classes: $26.5 million of 3.741% Class A-1 Notes, and $19.15 million of 4.814% Class A-2 Notes. In both transactions, the Class A-1 and A-2 Notes, rated AAA/Aaa by Standard and Poor's and Moody's, were priced at par. Substantially all of the proceeds from the September 2001 and the March 2002 transaction were used to reduce amounts outstanding under the CPS Funding LLC floating rate variable note purchase facility.

On August 22, 2002, CPS (through its subsidiary, CPS Receivables Two Corp.) sold Contracts to CPS Auto Receivables Trust 2002-B in a private placement securitization transaction, retaining a residual interest therein. In this transaction, qualified institutional buyers purchased $130.48 million of notes backed by automotive Contracts that were originated by Consumer Portfolio Services. The Notes, issued by CPS Auto Receivables Trust 2002-B, consist of two classes: $50.24 million of 2.00% Class A-1 Notes, and $80.24 million of 3.50% Class A-2 Notes. CPS completed another securitization (through its subsidiary, CPS Receivables Two Corp.) on December 19, 2002, by selling automobile installment sales finance Contracts to CPS Auto Receivables Trust 2002-C in a private placement securitization transaction, retaining a residual interest therein. In this transaction, qualified institutional buyers purchased $99.30 million of notes backed by automotive Contracts that were originated by Consumer Portfolio Services. The Notes, issued by CPS Auto Receivables Trust 2002-C, consist of two classes: $30.78 million of 1.90% Class A-1 Notes, and $68.52 million of 3.52% Class A-2 Notes. In both the CPS Warehouse Trust transactions, the Class A-1, rated A1+/Prime-1 by Standard and Poor's and Moody's, and A-2 Notes, rated AAA/Aaa, were priced at par. The proceeds from the August 2002 and the December 2002 transaction were used to reduce amounts outstanding under the CPS Warehouse Trust floating rate variable note purchase facility and for general corporate purposes.

The Company previously purchased Contracts on a flow basis, which, as compared with purchases of Contracts for the Company's own account, involved a materially reduced demand on the Company's cash. The Company's plan for meeting its liquidity needs is to match its levels of Contract purchases to its availability of cash.

Cash used for subsequent deposits to Spread Accounts for the years ended December 31, 2002, 2001 and 2000, was $24.2 million, $24.6 million and $15.0 million, respectively. Cash released from Spread Accounts to the Company for the years ended December 31, 2002, 2001 and 2000, was $60.4 million, $43.7 million and $80.6 million, respectively. Changes in deposits to and releases from Spread Accounts are affected by the relative size, seasoning and performance of the various pools of Contracts sold that make up the Company's servicing portfolio to which the respective Spread Accounts are related. During the year ended December 31, 2002 the Company made initial deposits to the related Spread Accounts of $16.7 million related to its term securitization transactions, compared to $2.5 million in the 2001 period. No such initial deposits were made in 2000, as there were no securitizations during that year. The acquisition of Contracts for subsequent sale in securitization transactions, and the need to fund Spread Accounts when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of the Company's Contract purchases (other than flow purchases), the required level of initial credit enhancement in securitizations, and the extent to which the previously established Spread Accounts either release cash to the Company or capture cash from collections on sold Contracts. The Company is currently limited in its ability to purchase Contracts due to certain liquidity constraints. As of December 31, 2002, the Company had cash on hand of $32.9 million and available Contract purchase commitments from its warehouse credit facilities of $53.2 million. The Company received an additional Contract purchase commitment from its CPS Funding LLC warehouse credit facility of $75 million upon closing in January 2003. The Company's plans to manage the need for liquidity include the completion of additional term securitizations that would provide additional credit availability from the warehouse credit facilities, and matching its levels of Contract purchases to its availability of cash. There can be no assurance that the Company will be able to complete the term securitizations on favorable economic terms or that the Company will be able to complete term securitizations at all. If the Company is unable to complete such securitizations, servicing fees and other portfolio related income would decrease.

The Company's ability to adjust the quantity of Contracts that it purchases and sells will be subject to general competitive conditions and the continued availability of the floating rate variable note purchase facilities. There can be no assurance that the desired level of Contract acquisition can be maintained or increased. Obtaining releases of cash from the Spread Accounts is dependent on collections from the related Trusts generating sufficient cash to maintain the Spread Accounts in excess of the amended specified levels. There can be no assurance that collections from the related Trusts will generate cash in excess of the amended specified levels.

Certain of the Company's securitization transactions and the CPS Warehouse Trust floating rate variable note purchase facility contain various covenants requiring certain minimum financial ratios and results. The Company was in compliance with these covenants as of the date of this report.

Credit Facilities

The terms on which credit has been available to the Company for purchase of Contracts have varied over the three-year period ended December 31, 2002, as shown in the following recapitulation:

In November 2000, the Company (through its subsidiary CPS Funding LLC) entered into a floating rate variable note purchase facility under which up to $75 million of notes may be outstanding at any time subject to collateral tests and other conditions. The Company uses funds derived from this facility to purchase Contracts, which are pledged to secure the notes. The collateral tests and other conditions generally allow the Company to borrow up to approximately 72.5% of the price paid for such Contracts. Notes issued under this facility bear interest at one-month LIBOR plus 0.75% per annum. The balance of notes outstanding related to this facility at December 31, 2001 was zero. This facility was renewed and restated in January 2003.

Additionally, in March 2002, the Company (through its subsidiary CPS Warehouse Trust) entered in to a second floating rate variable note purchase facility, under which up to $125.0 million of notes may be outstanding at any time, subject to collateral tests and other conditions. The Company uses funds derived from this facility to purchase Contracts, which are pledged to secure the notes. The collateral tests and other conditions generally allow the Company to borrow up to approximately 73% of the price paid for such Contracts. Notes issued under this facility bear interest at commercial paper plus 1.18% per annum. The balance of notes outstanding related to this facility at December 31, 2002 was $71.8 million. This facility was renewed on March 6, 2003.

Capital Resources

Prior to 1999, and again in 2001 and 2002, the Company has funded increases in its servicing portfolio through off balance sheet securitization transactions, as discussed above, and funded its other capital needs with cash from operations and with the proceeds from the issuance of long-term debt and/or equity.

The acquisition of Contracts for subsequent sale in securitization transactions, and the need to fund Spread Accounts when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of the Company's Contract purchases (other than purchases made on a flow basis), the required level of initial credit enhancement in securitizations, and the extent to which the Spread Accounts either release cash to the Company or capture cash from collections on sold Contracts. The Company plans to adjust its levels of Contract purchases so as to match anticipated releases of cash from Spread Accounts with its capital requirements.

Capitalization

Over the three-year period ended December 31, 2002, the Company has managed its capitalization by issuing and restructuring debt and issuing/purchasing common stock and equivalents, as summarized in the following table:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Securitization trust debt:			
Beginning balance	$ —	$ —	$ —
Assumption in connection with MFN Merger	156,923	—	—
Payments	(85,293)	—	—
Ending balance	$ 71,630	$ —	$ —
Senior secured debt:			
Beginning balance	$ 26,000	$ 38,000	$ 23,161
Issuances	46,242	—	16,000
Payments	(22,170)	(12,000)	(31,161)
Restructuring	—	—	30,000
Ending balance	$ 50,072	$ 26,000	$ 38,000
Subordinated debt:			
Beginning balance	$ 36,989	$ 37,699	$ 69,000
Assumption in connection with MFN Merger	22,500	—	—
Payments	(23,489)	(710)	(1,301)
Restructuring	—	—	(30,000)
Ending balance	$ 36,000	$ 36,989	$ 37,699
Related party debt:			
Beginning balance	$ 17,500	$ 21,500	$ 21,500
Issuances	—	—	—
Payments	—	(4,000)	—
Ending balance	$ 17,500	$ 17,500	$ 21,500
Increase (decrease) of Common Stock and equivalents	$ 2,074	$ (757)	$ (168)

The issuance and assumption of debt related to the MFN Merger is included in the 2002 activity in the table above.

The following review of the terms of such issuances of debt and equity shows that the Company's cost of capital was relatively consistent between 2000 and 2002. There were no material issuances in 2001.

In March 2000, the Company and Levine Leichtman Capital Partners II, L.P. ("LLCP") restructured the outstanding indebtedness of the Company in favor of LLCP, which had been in default. In the restructuring (i) all existing defaults were waived or cured, (ii) LLCP lent an additional $16 million ("Term A") to the Company, (iii) the proceeds of that loan (net of fees and expenses) were used to repay all of the Company's outstanding senior secured indebtedness, (iv) the outstanding $30 million of subordinated indebtedness in favor of LLCP was exchanged for senior indebtedness ("Term B"), (v) the Company granted a blanket security interest in favor of LLCP, to secure both Term A and Term B, and (vi) LLCP released Stanwich Financial Services Corp. ("SFSC"), an affiliate of the then Chairman of the Company's Board of Directors (Mr. Charles E. Bradley, Sr.), and its affiliates (including Mr. Bradley, Sr., Mr. Bradley, Jr., and Mr. Poole, directors of the Company) of any liability for failure to invest $15 million in the Company. Term A has been repaid in accordance with its terms; Term B is due November 2003, and bears interest at 14.50% per annum. In each case the interest rate is subject to increase by 2.0% in the event of a default by the Company. In the restructuring, the Company paid a fee of $325,000, paid accrued default interest of $300,000, issued 103,500 shares of common stock to LLCP, and paid out-of-pocket expenses of approximately $214,000. The shares of common stock issued were valued at approximately $155,000, were included in deferred interest expense, and are being amortized over the life of the related debt. The terms of the transaction were determined by negotiation between the Company and LLCP. Approximately $21.8 million related to Term B remains outstanding at December 31, 2002.

Also in March 2000, the Company's Board of Directors authorized the issuance of 103,500 shares of the Company's common stock to SFSC in conjunction with the $1.5 million of promissory note issued by the Company to SFSC in August and September 1999. The shares of common stock issued were valued at approximately $155,000 were included in deferred interest expense, and are being amortized over the life of the related debt.

During the first quarter of 2001, the Company purchased a total of $8,000,000 of outstanding indebtedness held by LLCP and SFSC. The Company purchased and retired $4,000,000 of subordinated debt held by SFSC in exchange for payment of $3,920,000, and purchased and retired $4,000,000 of senior secured debt held by LLCP in exchange for payment of $4,200,000. The LLCP debt by its terms called for a prepayment penalty of 3% (or $120,000); the additional 2% (or $80,000) paid in connection with its February 2001 prepayment was absorbed by SFSC.

In March 2002, the Company and LLCP entered into an additional series of agreements under which LLCP provided additional funding to enable the Company to acquire MFN Financial Corporation. Under the March 2002 agreements, the Company borrowed $35 million from LLCP as a Bridge Note (Bridge Note) and approximately $8.5 million ("Term C") on a deemed principal amount of approximately $11.2 million. The Bridge Note requires principal payments of $2.0 million a month, which began in June 2002, with a final balloon payment in the amount of $17.0 million, which was made pursuant to the terms of the Bridge Note in February 2003. The Term C Note repayment schedule is based on the performance of a certain securitized pool. As the subordinated Note of the pool is repaid from the Trust, principal payments are due on the Term C Note. The maturity date of the Term C Note is March 2008. Interest is due monthly on the Bridge Note at a rate of 13.5% per annum and on the Term C Note at a rate of 12.0% per annum. In connection with the March 2002 agreements and the acquisition of MFN, the Company paid LLCP a structuring fee of $1.75 million and an investment banking fee of $1.0 million, and paid LLCP's out-of-pocket expenses of approximately $315,000. In addition, the Company paid LLCP certain other fees and interest amounting to $426,181. Approximately $1.4 million of the fees and other amounts paid to LLCP were deferred as financing costs and are being amortized over the life of the related debt. The remaining fees and other costs were included in the purchase price of MFN. At December 31, 2002, there was $21.0 million and $7.3 million principal outstanding on the Bridge Note and Term C, respectively.

At the time of the Merger, MFN had outstanding $22.5 million in principal amount of senior subordinated debt, which was due and repaid in full on March 23, 2002. Such debt bore interest at the rate of 11.00% per annum, payable quarterly in arrears.

LLCP holds approximately 22.2% of the Company's outstanding common shares. SFSC is an affiliate of the Company's former Chairman, Charles E. Bradley, Sr., and SFSC and Mr. Bradley, Sr. together hold approximately 14.6% of the Company's outstanding common shares.

The Company must comply with certain affirmative and negative covenants related to debt facilities, which require, among other things, that the Company maintain certain financial ratios related to liquidity, net worth, capitalization, investments, acquisitions, restricted payments and certain dividend restrictions. The Company is in compliance with all of its debt covenants as of December 31, 2002. Such covenants relate primarily to financial reporting requirements, restricted payments and the Company's debt coverage ratio as defined in the various debt agreements.

In July 2000, the Board of Directors authorized the purchase of up to $5,000,000 of outstanding debt and equity securities of the Company, inclusive of the mandatory annual purchase or redemption of $1,000,000 of the Company's outstanding "RISRS" subordinated debt securities, due 2006. In October 2002, the Board of Directors authorized the purchase of an additional $5,000,000 of outstanding debt or equity securities. As of December 31, 2002, the Company had purchased $3.0 million in principal amount of the RISRS, and $2.6 million of its common stock, representing 1,592,611 shares.

Forward-looking Statements

This report on Form 10-K includes certain "forward-looking statements," including, without limitation, the statements or implications to the effect that (i) gross losses as a percentage of original balances will approximate 13% to 18% cumulatively over the lives of the related Contracts, with recovery rates approximating 2% to 5% of original principal balances, (ii) that the Company believes it will achieve operating expense savings or synergies in connection with the Merger, and (iii) that management anticipates that the Company will earn taxable income during the current year. Other forward-looking statements may be identified by the use of words such as "anticipates," "expects," "plans," "estimates," or words of like meaning. As to the specifically identified forward-looking statements, factors that could affect gross losses and recovery rates include changes in the general economic climate, which could affect the willingness or ability of obligors to pay pursuant to the terms of Contracts, changes in laws respecting consumer finance, which could affect the ability of the Company to enforce rights under Contracts, and changes in the market for used vehicles, which could affect the levels of recoveries upon sale of repossessed vehicles. Factors that could affect operating expense savings include the ability of Company staff to perform tasks previously performed by others, and the real estate markets in regions in which the Company may close facilities. Factors that could affect the Company's revenues in the current year include the levels of cash releases from existing pools of Contracts, which would affect the Company's ability to purchase Contracts, the terms on which the Company is able to finance such purchases, the willingness of Dealers to sell Contracts to the Company on the terms that it offers, and the terms on which the Company is able to sell Contracts once acquired. Factors that could affect the Company's expenses in the current year include those that affect its ability to achieve expense savings, identified above, competitive conditions in the market for qualified personnel, and interest rates (which affect the rates that the Company pays on Notes issued in its securitizations).

Additional risk factors, any of which could have a material effect on the Company's performance, are set forth below:

Dependence on Warehouse Financing. The Company's primary source of day-to-day liquidity is continuous securitization of Contracts, under which it sells Contracts to a special-purpose subsidiary as often as once a week. Such transactions function as a "warehouse," in which Contracts are held pending their future sale into a term securitization. The Company expects to continue to effect similar transactions (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to maintain its existing structure or is unable to arrange new warehouse facilities, the Company may have to curtail Contract purchasing activities, which could have a material adverse effect on the Company's financial condition and results of operations.

Dependence on Securitization Program. The Company is dependent upon its ability to continue to pool and sell Contracts in term securitizations in order to generate cash proceeds for new purchases. Adverse changes in the market for securitized Contract pools, or a substantial lengthening of the warehousing period, would burden the Company's financing capabilities, could require the Company to curtail its purchase of Contracts, and could have a material adverse effect on the Company. In addition, as a means of reducing the percentage of cash collateral that the Company would otherwise be required to deposit and maintain in Spread Accounts, all of the Company's securitizations since June 1994 have utilized credit enhancement in the form of financial guaranty insurance policies issued by monoline financial guaranty insurers. The Company believes that financial guaranty insurance policies reduce the costs of securitizations relative to alternative forms of credit enhancements available to the Company. No insurer is required to insure Company-sponsored securitizations and there can be no assurance that any will continue to do so. Similarly, there can be no assurance that any securitization transaction will be available on terms acceptable to the Company, or at all. The timing of any securitization transaction is affected by a number of factors beyond the Company's control, any of which could cause substantial delays, including, without limitation, market conditions and the approval by all parties of the terms of the securitization.

Risk of General Economic Downturn. The Company's business is directly related to sales of new and used automobiles, which are affected by employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on Sub-Prime Customers, the actual rates of delinquencies, repossessions and losses on such Contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general. Any sustained period of economic slowdown or recession could adversely affect the Company's ability to sell or securitize pools of Contracts. The timing of any economic changes is uncertain, and sluggish sales of automobiles and weakness in the economy could have an adverse effect on the Company's business and that of the Dealers from which it purchases Contracts.

Dependence on Performance of Sold Contracts. Under the financial structures the Company has used to date in its term securitizations, certain excess servicing cash flows generated by the Contracts sold in the term securitizations are retained in a Spread Account within the securitization trusts to provide liquidity and credit enhancement. While the specific terms and mechanics of the Spread Account vary among transactions, the Company's Securitization Agreements generally provide that the Company will receive excess cash flows only if the Spread Account balances have reached specified levels and/or the delinquency or losses related to the Contracts in the pool are below certain predetermined levels. In the event delinquencies and losses on the Contracts exceed such levels, the terms of the securitization may require increased Spread Account balances to be accumulated for the particular pool; may restrict the distribution to the Company of excess cash flows associated with other pools; or, in certain circumstances, may permit the insurers to require the transfer of servicing on some or all of the Contracts to another servicer. Any of these conditions could materially adversely affect the Company's liquidity and financial condition.

Creditworthiness of Consumers. The Company specializes in the purchase, sale and servicing of Contracts to finance automobile purchases by Sub-Prime Customers, which entail a higher risk of non-performance, higher delinquencies and higher losses than Contracts with more creditworthy customers. While the Company believes that the underwriting criteria and collection methods it employs enable it to control the higher risks inherent in Contracts with Sub-Prime Customers, no assurance can be given that such criteria and methods will afford adequate protection against such risks. The Company has experienced fluctuations in the delinquency and charge-off performance of its Contracts. In the event that portfolios of Contracts sold and serviced by the Company experience greater defaults, higher delinquencies or higher losses than anticipated, the Company's income could be negatively affected. A larger number of defaults than anticipated could also result in adverse changes in the structure of the Company's future securitization transactions, such as a requirement of increased cash collateral in such transactions.

Possible Increase in Cost of Funds. The Company's profitability is determined by, among other things, the difference between the rate of interest charged on the Contracts purchased by the Company and the rate of interest payable to purchasers of Notes issued in securitizations. The Contracts purchased by the Company generally bear finance charges close to or at the maximum permitted by applicable state law. The interest rates payable on such Notes the Company are fixed, based on interest rates prevailing in the market at the time of sale. Consequently, increases in market interest rates tend to reduce the "spread" or margin between Contract finance charges and the interest rates required by investors and, thus, the potential operating profits to the Company from the purchase, sale and servicing of Contracts. Operating profits expected to be earned by the Company on portfolios of Contracts previously sold are insulated from the adverse effects of increasing interest rates because the interest rates on the related Notes were fixed at the time the Contracts were sold. Any future increases in interest rates would likely increase the interest rates on Notes issued in future term securitizations and could have a material adverse effect on the Company's results of operations.

Prepayment and Default Risk. Gains from the sale of Contracts in the Company's past securitization transactions have constituted a significant portion of the net income of the Company and are likely to continue to represent a significant portion of the Company's net income. A portion of the gains is based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to Contracts occur more quickly than was projected at the time such Contracts were sold, as can occur when interest rates decline, or if default rates are greater than projected at the time such Contracts were sold, a charge to income may be required and would be taken in the period of adjustment. If actual prepayments occur more slowly or if default rates are lower than estimated with respect to Contracts sold, total revenue would exceed previously estimated amounts.

Competition. The automobile financing business is highly competitive. The Company competes with a number of national, local and regional finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation, Chrysler Financial Corporation and Nissan Motors Acceptance Corporation. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing, technical, personnel and other resources than the Company. Moreover, the Company's future profitability will be directly related to the availability and cost of its capital relative to that of its competitors. The Company's competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to the Company. Many of these companies also have long-standing relationships with Dealers and may provide other financing to Dealers, including floor plan financing for the Dealers' purchases of automobiles from manufacturers, which is not offered by the Company. There can be no assurance that the Company will be able to continue to compete successfully.

Litigation. Because of the consumer-oriented nature of the industry in which the Company operates and the application of certain laws and regulations, industry participants are regularly named as defendants in class-action litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. Although the Company is not involved in any material litigation, a significant judgment against the Company or within the industry in connection with any such litigation could have a material adverse effect on the Company's financial condition and results of operations.

Dependence on Dealers. The Company is dependent upon establishing and maintaining relationships with unaffiliated Dealers to supply it with Contracts. During the year ended December 31, 2002, no Dealer accounted for more than 1.0% of the Contracts purchased by the Company. The Dealer Agreements do not require Dealers to submit a minimum number of Contracts for purchase by the Company. The failure of Dealers to submit Contracts that meet the Company's underwriting criteria would have a material adverse effect on the Company's financial condition and results of operations.

Government Regulations. The Company's business is subject to numerous federal and state consumer protection laws and regulations, which, among other things: (i) require the Company to obtain and maintain certain licenses and qualifications; (ii) limit the interest rates, fees and other charges the Company is allowed to charge; (iii) limit or prescribe certain other terms of its Contracts; (iv) require the Company to provide specified disclosures; and (v) regulate certain servicing and collection practices and define its rights to repossess and sell collateral. An adverse change in existing laws or regulations, or in the interpretation thereof, the promulgation of any additional laws or regulations, or the failure to comply with such laws and regulations could have a material adverse effect on the Company's financial condition and results of operations.

New Accounting Pronouncements

The Company will adopt in future periods new accounting pronouncements. For information on how adoption has affected and will affect the Financial Statements, see Note 1 of Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Although the Company utilized its floating rate variable note purchase facility and completed term securitizations during the year ended December 31, 2002, the structures did not lend themselves to some of the strategies the Company has used in the past to minimize interest rate risk, as described below. Specifically, the rate on the Notes issued by the floating rate variable note purchase facility is adjustable and there is no pre-funding component to the floating rate variable note purchase facility or term securitization. The Company does intend to issue fixed rate Notes and to include pre-funding structures for future term securitization transactions, whereby the amount of asset-backed securities issued exceeds the amount of Contracts initially sold to the Trusts. In pre-funding, the proceeds from the pre-funded portion are held in an escrow account until the Company sells the additional Contracts to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, the Company locks in the borrowing costs with respect to the Contracts it subsequently delivers to the Trust. However, the Company incurs an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of Contracts and the interest rate paid on the asset-backed securities outstanding, the amount as to which there can be no assurance. In addition, the Contracts the Company does purchase and securitize have fixed rates of interest, whereas the Company's interest expense related to the current note purchase facility is based on a variable rate. Historically, the Company's term securitization facilities had fixed rates of interest. Therefore, some of the strategies the Company has used in the past to minimize interest rate risk do not currently apply.

The Company is subject to market risks due to fluctuations in interest rates primarily through its outstanding indebtedness and to a lesser extent its outstanding interest earning assets, and commitments to enter into new Contracts. The table below outlines the carrying values and estimated fair values of such financial instruments:

Financial Instrument	December 31, 2002 Carrying Value	2002 Fair Value	2001 Carrying Value	2001 Fair Value
	(In thousands)			
Finance receivables, net	$ 84,592	$ 84,592	$ —	$ —
Notes payable	673	673	1,590	1,590
Securitization trust debt	71,630	71,630	—	—
Senior secured debt	50,072	50,072	26,000	26,000
Subordinated debt	36,000	32,800	36,989	24,791
Related party debt	17,500	15,400	17,500	11,974

Much of the information used to determine fair value is highly subjective. When applicable, readily available market information has been utilized. However, for a significant portion of the Company's financial instruments, active markets do not exist. Therefore, considerable judgments were required in estimating fair value for certain items. The subjective factors include, among other things, the estimated timing and amount of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated and do not reflect amounts of which amounts outstanding could be settled by the Company, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

This report includes Consolidated Financial Statements, notes thereto and an Independent Auditors' Report, at the pages indicated below. Certain unaudited quarterly financial information is included in the Notes to Consolidated Financial Statements, as Note 19.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

Information regarding directors of the registrant is incorporated by reference to the registrant's definitive proxy statement for its annual meeting of shareholders to be held in 2003 (the "2003 Proxy Statement"). The 2003 Proxy Statement will be filed not later than April 30, 2003. Information regarding executive officers of the registrant appears in Part I of this report, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the 2003 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated by reference to the 2003 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the 2003 Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES

Quarterly Evaluation of the Company's Disclosure Controls and Internal Controls

Within the 90 days prior to the date of this Annual Report on Form 10-K, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the Controls Evaluation) was performed under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

CEO and CFO Certifications

Immediately following the Signatures section of this Annual Report, there are two separate forms of "Certifications" of the CEO and the CFO. The first form of Certification (the Rule 13a-14 Certification) is required in accord with Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). This Controls and Procedures section of the Annual Report includes the information concerning the Controls Evaluation referred to in the Rule 13a-14 Certifications and it should be read in conjunction with the Rule 13a-14 Certifications for a more complete understanding of the topics presented.

Disclosure Controls and Internal Controls

Disclosure Controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (the "SEC") rules and forms. Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures designed to provide reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation

The evaluation of our Disclosure Controls and our Internal Controls included a review of the controls' objectives and design, the Company's implementation of the controls and the effect of the controls on the information generated for use in this Annual Report. In the course of the Controls Evaluation, we sought to identify data errors, controls problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Our Internal Controls are also evaluated by other personnel in our organization, as well as independent interested third parties such as financial guaranty insurers or their designees. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls, and to modify them as necessary; our intent is to maintain the Disclosure Controls and the Internal Controls as dynamic systems that change as conditions warrant.

Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, and whether the Company had identified any acts of fraud involving personnel with a significant role in the Company's Internal Controls. This information was important both for the Controls Evaluation generally, and because items 5 and 6 in the Rule 13a-14 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and our independent auditors, and report on related matters in this section of the Annual Report. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions," which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the Consolidated Financial Statements. Auditing literature defines "material weakness" as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the Consolidated Financial Statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accordance with our ongoing procedures.

From the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Conclusions

Based upon the Controls Evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, our Disclosure Controls are effective to ensure that material information relating to Consumer Portfolio Services, Inc. and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our Consolidated Financial Statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8K

(a) The financial statements listed above under the caption "Index to Financial Statements" are filed as a part of this report. No financial statement schedules are filed as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or the related notes. Separate financial statements of the Company have been omitted as the Company is primarily an operating company and its subsidiaries are wholly owned and do not have minority equity interests and/or indebtedness to any person other than the Company in amounts which together exceed 5% of the total consolidated assets as shown by the most recent year-end Consolidated Balance Sheet.

The exhibits listed below are filed as part of this report, whether filed herewith or incorporated by reference to an exhibit filed with the report identified in the parentheses following the description of such exhibit. Unless otherwise indicated, each such identified report was filed by or with respect to the registrant.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of November 18, 2001, by and among the Registrant, CPS Mergersub, Inc. and MFN Financial Corporation. (Form 8-K filed on November 19, 2001 by MFN Financial Corporation).
3.1	Restated Articles of Incorporation (Form 10-KSB dated December 31, 1995)
3.2	Amended and Restated Bylaws (Form 10-K dated December 31, 1997)
4.1	Indenture re Rising Interest Subordinated Redeemable Securities ("RISRS") (Form 8-K filed December 26, 1995)
4.2	First Supplemental Indenture re RISRS (Form 8-K filed December 26, 1995)
4.3	Form of Indenture re 10.50% Participating Equity Notes ("PENs") (Form S-3, no. 333-21289)
4.4	Form of First Supplemental Indenture re PENs (Form S-3, no. 333-21289)
4.5	Second Amended and Restated Securities Purchase Agreement, dated as of March 8, 2002, by and between Levine Leichtman Capital Partners II, L.P. and the Registrant. (Form 8-K filed on March 25, 2002).
4.6	Secured Senior Note due February 28, 2003 issued by the Registrant to Levine Leichtman Capital Partners II, L.P. (Form 8-K filed on March 25, 2002).
4.7	Second Amended and Restated Secured Senior Note due November 30, 2003 issued by the Registrant to Levine Leichtman Capital Partners II, L.P. (Form 8-K filed on March 25, 2002).

4.8	12.00% Secured Senior Note due 2008 issued by the Registrant to Levine Leichtman Capital Partners II, L.P. (Form 8-K filed on March 25, 2002).
4.9	Sale and Servicing Agreement, dated as of March 1, 2002, among the Registrant, CPS Auto Receivables Trust 2002-A, CPS Receivables Corp., Systems & Services Technologies, Inc. and Bank One Trust Company, N.A. (Form 8-K filed on March 25, 2002).
4.10	Indenture, dated as of March 1, 2002, between CPS Auto Receivables Trust 2002-A and Bank One Trust Company, N.A. (Form 8-K filed on March 25, 2002).
10.1	1991 Stock Option Plan & forms of Option Agreements thereunder (Form 10-KSB dated March 31, 1994)
10.2	1997 Long-Term Incentive Stock Plan (Form 10-KSB dated March 31, 1994)
10.3	Lease Agreement re Chesapeake Collection Facility (Form 10-K dated December 31, 1996)
10.4	Lease of Headquarters Building (Form 10-Q dated September 30, 1997)
10.5	Partially Convertible Subordinated Note (Form 10-Q dated September 30, 1997)
10.13	FSA Warrant Agreement dated November 30, 1998 (Form 10-K dated December 31, 1998)
10.29	Warrant to Purchase 1,335,000 Shares of Common Stock (Schedule 13D filed on April 21, 1999)
10.31	Agreement dated May 29, 1999 for Sale of Contracts on a Flow Basis (Form 10-Q dated June 30, 1999)
10.32	Amendment to Master Spread Account Agreement (Form 10-K dated December 31, 1999)
23.1	Consent of independent auditors (filed herewith)

(b) Reports on Form 8-K

The Company did not file any reports on Form 8-K during the fourth quarter of the year ended December 31, 2002.

SIGNATURES AND CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER

The following pages include the Signatures page for this Form 10-K, and two separate Certifications of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the company.

The first form of Certification is required by Rule 13a-14 (the Rule 13a-14 Certification) under the Securities Exchange Act of 1934 (the "Exchange Act"). The Rule 13a-14 Certification includes references to an evaluation of the effectiveness of the design and operation of the company's "disclosure controls and procedures" and its "internal controls and procedures for financial reporting." Item 14 of Part III of this Annual Report presents the conclusions of the CEO and the CFO about the effectiveness of such controls based on and as of the date of such evaluation (relating to Item 4 of the Rule 13a-14 Certification), and contains additional information concerning disclosures to the company's Audit Committee and independent auditors with regard to deficiencies in internal controls and fraud (Item 5 of the Rule 13a-14 Certification) and related matters (Item 6 of the Rule 13a-14 Certification).

The second form of Certification is required by section 1350 of chapter 63 of title 18 of the United States Code.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSUMER PORTFOLIO SERVICES, INC. *(registrant)*

March 26, 2003	By: /s/ Charles E. Bradley, Jr. Charles E. Bradley, Jr., *President*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 26, 2003	/s/ Charles E. Bradley, Jr. Charles E. Bradley, Jr., *Director, President and Chief Executive Officer (Principal Executive Officer)*
March 26, 2003	/s/ Thomas L. Chrystie Thomas L. Chrystie, *Director*
March 26, 2003	/s/ E. Bruce Fredrikson E. Bruce Fredrikson, *Director*
March 26, 2003	/s/ John E. McConnaughy, Jr. John E. McConnaughy, Jr., *Director*
March 26, 2003	/s/ John G. Poole John G. Poole, *Director*
March 26, 2003	/s/ William B. Roberts William B. Roberts, *Director*
March 26, 2003	/s/ Daniel S. Wood Daniel S. Wood, *Director*
March 26, 2003	/s/ David N. Kenneally David N. Kenneally, *Chief Financial Officer (Principal Financial and Accounting Officer)*

CERTIFICATION

I, Charles E. Bradley, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Consumer Portfolio Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 26, 2003

By: /s/ Charles E. Bradley, Jr.
Charles E. Bradley, Jr.
President and Chief Executive Officer

CERTIFICATION

I, David N. Kenneally, certify that:

1. I have reviewed this annual report on Form 10-K of Consumer Portfolio Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

> a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
>
> b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
>
> c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

> a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
>
> b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 26, 2003

By: /s/ David N. Kenneally
David N. Kenneally, *Chief Financial Officer*

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, in his capacity as an officer of Consumer Portfolio Services, Inc., that, to his knowledge, the Annual Report of Consumer Portfolio Services, Inc. on Form 10-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of Consumer Portfolio Services, Inc.

March 26, 2003

By: /s/ Charles E. Bradley, Jr.
Charles E. Bradley, Jr.
President and Chief Executive Officer

March 26, 2003

By: /s/ David N. Kenneally
David N. Kenneally, *Chief Financial Officer*

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors Consumer Portfolio Services, Inc.:

We have audited the accompanying consolidated balance sheets of Consumer Portfolio Services, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consumer Portfolio Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orange County, California
February 26, 2003, except as to the last paragraph of note 18, which is as of March 6, 2003

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 32,947	$ 2,570
Restricted cash	18,912	11,354
Finance receivables, net	110,420	—
Less: Allowance for finance credit losses	(25,828)	—
Finance receivables	84,592	—
Servicing fees receivable	3,407	3,100
Residual interest in securitizations	127,170	106,103
Furniture and equipment, net	1,612	2,346
Deferred financing costs	1,671	1,584
Related party receivables	—	669
Deferred interest expense	2,695	5,370
Tax assets, net	—	7,429
Other assets	12,442	10,679
	$ 285,448	$ 151,204
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable & accrued expenses	$ 18,132	$ 6,963
Tax liabilities, net	8,800	—
Capital lease obligation	67	476
Notes payable	673	1,590
Securitization trust debt	71,630	—
Senior secured debt	50,072	26,000
Subordinated debt	36,000	36,989
Related party debt	17,500	17,500
	202,874	89,518
Shareholders' Equity		
Preferred stock, $1 par value; authorized 5,000,000 shares; none issued	—	—
Series A preferred stock, $1 par value; authorized 5,000,000 shares; 3,415,000 shares issued; none outstanding	—	—
Common stock, no par value; authorized 30,000,000; shares 20,528,270 and 19,282,690 issued and outstanding at December 31, 2002 and December 31, 2001, respectively	63,929	61,874
Retained earnings	20,597	189
Comprehensive loss – minimum pension benefit obligation, net	(1,594)	—
Deferred compensation	(358)	(377)
	82,574	61,686
Commitments and contingencies	—	—
	$ 285,448	$ 151,204

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Gain on sale of contracts, net	$ 16,444	$ 32,765	$ 16,234
Interest income	48,644	17,205	3,480
Servicing fees	14,621	10,666	15,848
Other income	12,243	1,369	389
	91,952	62,005	35,951
Expenses:			
Employee costs	37,778	23,994	24,634
General and administrative	20,131	12,645	15,772
Interest	23,925	14,335	17,240
Marketing	4,891	6,525	6,126
Occupancy	4,027	3,167	3,408
Depreciation and amortization	1,138	1,019	1,161
Related party consulting fees	—	—	13
	91,890	61,685	68,354
Income (loss) before income taxes and extraordinary item	62	320	(32,403)
Income taxes (benefit)	(2,934)	—	(10,256)
Income (loss) before extraordinary item	2,996	320	(22,147)
Extraordinary item, unallocated negative goodwill	17,412	—	—
Net income (loss)	$ 20,408	$ 320	$ (22,147)
Income (loss) per share before extraordinary item:			
Basic	$ 0.15	$ 0.02	$ (1.10)
Diluted	0.14	0.02	(1.10)
Extraordinary item per share:			
Basic	$ 0.87	$ —	$ —
Diluted	0.83	—	—
Income (loss) per share:			
Basic	$ 1.03	$ 0.02	$ (1.10)
Diluted	0.97	0.02	(1.10)
Number of shares used in computing income (loss) per share:			
Basic	19,902	19,480	20,195
Diluted	20,987	21,018	20,195

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Net income (loss)	$ 20,408	$ 320	$ (22,147)
Other comprehensive loss:			
Minimum pension liability, net of tax of $1,062	(1,594)	—	—
Comprehensive income (loss)	$ 18,814	$ 320	$ (22,147)

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Preferred Stock		Series A Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 1999	—	$ —	—	$ —	20,107	$ 62,421
Common stock issued upon exercise of options	—	—	—	—	53	33
Common stock issued	—	—	—	—	207	311
Purchase of common stock	—	—	—	—	(721)	(1,290)
Increase in deferred compensation on stock options	—	—	—	—	—	1,512
Amortization of stock compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2000	—	—	—	—	19,646	62,987
Common stock issued upon exercise of options	—	—	—	—	498	312
Purchase of common stock	—	—	—	—	(863)	(1,348)
Increase in deferred compensation on stock options	—	—	—	—	—	(77)
Amortization of stock compensation	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Balance at December 31, 2001	—	—	—	—	19,281	61,874
Common stock issued upon exercise of options	—	—	—	—	1,255	893
Purchase of common stock	—	—	—	—	(8)	(15)
Pension benefit obligation	—	—	—	—	—	—
Increase in deferred compensation on stock options	—	—	—	—	—	1,177
Amortization of stock compensation	—	—	—	—	—	—
Net income	—	—	—	—	—	—
Balance at December 31, 2002	—	$ —	—	$ —	20,528	$ 63,929

	Pension Benefit Obligation	Deferred Compensation	Retained Earnings (Deficit)	Total
Balance at December 31, 1999	$ —	$ —	$ 22,016	$ 84,437
Common stock issued upon exercise of options	—	—	—	33
Common stock issued	—	—	—	311
Purchase of common stock	—	—	—	(1,290)
Increase in deferred compensation on stock options	—	(1,512)	—	—
Amortization of stock compensation	—	778	—	778
Net loss	—	—	(22,147)	(22,147)
Balance at December 31, 2000	—	(734)	(131)	62,122
Common stock issued upon exercise of options	—	—	—	312
Purchase of common stock	—	—	—	(1,348)
Increase in deferred compensation on stock options	—	77	—	—
Amortization of stock compensation	—	280	—	280
Net income	—	—	320	320
Balance at December 31, 2001	—	(377)	189	61,686
Common stock issued upon exercise of options	—	—	—	893
Purchase of common stock	—	—	—	(15)
Pension benefit obligation	(1,594)	—	—	(1,594)
Increase in deferred compensation on stock options	—	(1,177)	—	—
Amortization of stock compensation	—	1,196	—	1,196
Net income	—	—	20,408	20,408
Balance at December 31, 2002	$ (1,594)	$ (358)	$ 20,597	$ 82,574

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 20,408	$ 320	$ (22,147)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary gain, excess of assets acquired over purchase price	(17,412)	—	—
Depreciation and amortization	1,138	1,019	1,161
Amortization of deferred financing costs	4,547	890	1,129
Provision for (recovery of) credit losses	2,639	(5,695)	1,838
NIR gains recognized	(16,873)	(9,211)	—
Write off of related party receivables	669	—	—
Loss on sale of furniture and equipment	5	—	14
Deferred compensation	1,196	280	778
Equity in net (income) loss of investment in unconsolidated affiliates	—	—	755
Releases of cash from Trusts to Company	60,393	43,652	80,614
Initial deposits to spread accounts	(16,749)	(2,477)	—
Net deposits to spread accounts	(24,236)	(24,581)	(15,042)
(Increase) decrease in receivables from Trusts and investment in subordinated certificates	8,884	(14,287)	7,758
Changes in assets and liabilities:			
Restricted cash	17,940	(6,090)	(3,230)
Purchases of contracts held for sale	(463,253)	(672,281)	(631,530)
Amortization and liquidation of contracts held for sale	566,124	693,258	613,283
Other assets	5,016	5,164	12,630
Accounts payable and accrued expenses	(16,113)	(3,995)	(2,679)
Warehouse lines of credit	—	(2,003)	2,003
Deferred tax asset/liability	12,570	(240)	(10,256)
Taxes payable/receivable	—	—	1,663
Net cash provided by operating activities	146,893	3,723	38,742
Cash flows from investing activities:			
Net related party receivables	—	230	2
Purchase of subsidiary, net of cash acquired	(29,467)	—	—
Purchase of furniture and equipment	(285)	(766)	(625)
Net cash used in investing activities	(29,752)	(536)	(623)
Cash flows from financing activities:			
Increase in senior secured debt	46,242	—	16,000
Repayment of securitization trust debt	(85,293)	—	—
Repayment of senior secured debt	(22,170)	(12,000)	(31,161)
Repayment of subordinated debt	(23,489)	(710)	(1,301)
Repayment of capital lease obligations	(409)	(522)	(508)
Repayment of notes payable	(917)	(824)	(1,592)
Repayment related party debt	—	(4,000)	—
Payment of financing costs	(1,037)	(576)	(539)
Purchase of common stock	(15)	(1,348)	(1,290)
Exercise of options and warrants	324	312	33
Net cash used in financing activities	(87,412)	(19,668)	(20,358)
Increase (decrease) in cash	30,377	(16,481)	17,761
Cash at beginning of period	2,570	19,051	1,290
Cash at end of period	$ 32,947	$ 2,570	$ 19,051

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 19,255	$ 10,780	$ 13,362
Income taxes, net	(15,565)	22	(1,663)
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock upon restructuring of debt	—	—	311
Furniture and equipment acquired through capital leases	—	—	75
Reclassification of subordinated debt	—	—	30,000
Pension benefit obligation, net	1,594	—	—
Deferred income taxes	1,632	—	—
Stock compensation	1,196	280	778
Purchase of common stock with notes	479	—	—

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Description of Business

Consumer Portfolio Services, Inc. ("CPS") was incorporated in California on March 8, 1991. CPS and its subsidiaries (collectively, the "Company") engage primarily in the business of purchasing, selling and servicing retail automobile installment sale contracts ("Contracts") originated by licensed motor vehicle dealers ("Dealers") located throughout the United States. The Company specializes in Contracts with obligors who generally would not be expected to qualify for traditional financing, such as that provided by commercial banks or automobile manufacturers' captive finance companies.

MFN Financial Corporation Acquisition

On March 8, 2002, CPS acquired 100% of MFN Financial Corporation, a Delaware corporation ("MFN") and its subsidiaries, by the merger (the "Merger") of CPS Mergersub, Inc., a Delaware corporation ("Mergersub") and a direct wholly owned subsidiary of CPS, with and into MFN. The Merger took place pursuant to an Agreement and Plan of Merger, dated November 18, 2001 (the "Merger Agreement"), among CPS, Mergersub and MFN. In the Merger, MFN became a wholly owned subsidiary of CPS. CPS thus acquired the assets of MFN, consisting principally of interests in automobile installment sales finance Contracts and the facilities for originating and servicing such Contracts. The Merger was accounted for as a purchase.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Consumer Portfolio Services, Inc. and its wholly owned subsidiaries, certain of which are special purpose subsidiaries ("SPS"), formed to accommodate the structures under which the Company purchases and sells its Contracts. The Consolidated Financial Statements also include the accounts of CPS Leasing, Inc., an 80% owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Finance Receivables, net of unearned income

Finance receivable Contracts held to maturity are presented at cost. Finance Receivables Contracts include automobile installment sales contracts on which interest is pre-computed and added to the amount financed. The interest on such Contracts is included in unearned finance charges. Unearned finance charges are amortized using the interest method over the remaining period to contractual maturity. Generally, payments received on Contracts held to maturity are restricted to certain securitized pools, and the related Contracts cannot be resold. Finance receivables are charged off pursuant to the controlling documents of certain securitized pools, generally before they become contractually delinquent five payments. Contracts that are deemed uncollectible prior to the maximum charge off period are charged off immediately. Management may authorize a temporary extension of payment terms if collection appears likely during the next calendar month.

Allowance for Finance Credit Losses

The Company utilizes a loss reserving methodology commonly referred to as "static pooling," which stratifies its finance receivable portfolio into separately identified pools. Using analytical and formula driven techniques, the Company estimates an allowance for finance credit losses, which management believes is adequate for known and inherent losses in the finance receivable Contract portfolio. Provision for loss is charged to the Company's Consolidated Statement of Operations. Charge offs are charged to the allowance. Management evaluates the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio and the value of the underlying collateral.

Contract Acquisition Fees

Upon purchase of a Contract from a Dealer, the Company generally charges or advances the Dealer an acquisition fee. The acquisition fees associated with Contract purchases are deferred until the Contracts are sold, at which time the deferred acquisition fees are recognized as a component of the gain on sale. The Company also charged the purchaser an origination fee for those Contracts that were sold on a flow basis. Those fees were recognized at the time the Contracts were sold and were also a component of the gain on sale.

Flow Purchase Program

Through May 2002, the Company purchased Contracts for immediate and outright resale to non-affiliated third parties. The Company sold such Contracts for a mark-up above what the Company paid the Dealer. In such sales, the Company made certain representations and warranties to the purchasers, normal in the industry, which related primarily to the legality of the sale of the underlying motor vehicle and to the validity of the security interest being conveyed to the purchaser. Those representations and warranties were generally similar to the representations and warranties given by the originating Dealer to the Company. In the event of a breach of such representations or warranties, the Company may incur liabilities in favor of the purchaser(s) of the Contracts and there can be no assurance that the Company would be able to recover, in turn, against the originating Dealer(s).

Residual Interest in Securitizations and Gain on Sale of Contracts

Gain on sale may be recognized on the disposition of Contracts outright or in securitization transactions. In its securitization transactions, a wholly owned subsidiary of the Company retains a residual interest in the Contracts that are sold. The Company's securitization transactions include "term" securitizations (purchaser holds the Contracts for substantially their entire term) and "continuous" securitizations (the Contracts sold may be put back to the Company, and subsequently replaced with other Contracts).

The residual interest in term securitizations and the residual interest in the Contracts sold continuously are reflected in the line item "residual interest in securitizations" on the Company's Consolidated Balance Sheet.

The Company's securitization structure has generally been as follows:

The Company sells a portfolio of Contracts to a wholly owned Special Purpose Subsidiary ("SPS"), which has been established for the limited purpose of buying and reselling the Company's Contracts. The SPS then transfers the same Contracts to an owner trust ("Trust"). The Trust is a qualifying special purpose entity as defined in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), and is therefore not consolidated in the Company's Consolidated Financial Statements. The Trust issues interest-bearing asset-backed securities (the "Notes"), generally in a principal amount equal to the aggregate principal balance of the Contracts. The Company typically sells these Contracts to the Trust at face value and without recourse, except that representations and warranties similar to those provided by the Dealer to the Company are provided by the Company to the Trust. One or more investors purchase the Notes issued by the Trust; the proceeds from the sale of the Notes are then used to purchase the Contracts from the Company. The Company may retain subordinated Notes issued by the Trust. The Company purchases a financial guaranty insurance policy, guaranteeing timely payment of principal and interest on the senior Notes, from an insurance company (the "Note Insurers"). In addition, the Company provides a credit enhancement for the benefit of the Note Insurers and the investors in the form of an initial cash deposit to an account ("Spread Account") held by the Trust or in the form of subordinated Notes, or both. The agreements governing the securitization transactions (collectively referred to as the "Securitization Agreements") require that the initial deposits to the Spread Accounts be supplemented by a portion of collections from the Contracts until the Spread Accounts reach specified levels, and then maintained at those levels. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related Notes. The specified levels at which the Spread Accounts are to be maintained will vary depending on the performance of the portfolios of Contracts held by the Trusts and on other conditions, and may also be varied by agreement among the Company, the SPS, the Note Insurers and the trustee. Such levels have increased and decreased from time to time based on performance of the portfolios, and have also varied by Securitization Agreement. The Securitization Agreements generally grant the Company the option to repurchase the sold Contracts from the Trust when the aggregate outstanding balance has amortized to 10% or less of the initial aggregate balance.

The Company's continuous securitization structure is similar to the above, except that (i) the SPS that purchases the Contracts pledges the Contracts to secure promissory notes issued directly by the SPS, (ii) the initial purchaser of such notes has the right, but not the obligation, to require that the Company repurchase the Contracts, (iii) the promissory notes are in an aggregate principal amount of not more than 72.5% to 73% of the aggregate principal balance of the Contracts (that is, up to 27.5% over-collateralization), and (iv) no Spread Account is involved. The SPS is a qualifying special purpose entity and is therefore not consolidated in the Company's Consolidated Financial Statements.

Upon each sale of Contracts in a securitization, whether a term securitization or a continuous securitization, the Company removes from its Consolidated Balance Sheet the Contracts held for sale and adds to its Consolidated Balance Sheet (i) the cash received and (ii) the estimated fair value of the ownership interest that the Company retains in Contracts sold in the securitization. That retained interest (the "Residual") consists of (a) the cash held in the Spread Account, if any, (b) over collateralization, if any, (c) subordinated Notes retained, if any, and (d) receivables from Trust, which include the net interest receivables ("NIRs"). NIRs represent the estimated discounted cash flows to be received from the Trust in the future, net of principal and interest payable with respect to the Notes, and certain expenses. The excess of the cash received and the assets retained by the Company over the carrying value of the Contracts sold, less transaction costs, equals the net gain on sale of Contracts recorded by the Company.

The Company allocates its basis in the Contracts between the Notes and the Residuals sold and retained based on the relative fair values of those portions on the date of the sale. The Company recognizes gains or losses attributable to the change in the fair value of the Residuals, which are recorded at estimated fair value. The Company is not aware of an active market for the purchase or sale of interests such as the Residuals; accordingly, the Company determines the estimated fair value of the Residuals by discounting the amount and timing of anticipated cash flows that it estimates will be released to the Company in the future (the cash out method), using a discount rate that the Company believes is appropriate for the risks involved. The Company estimates the value of its optional right to repurchase receivables pursuant to the terms of the Securitization Agreements primarily based on its estimate of the amount and timing of cash flows that it anticipates will be received from the repurchased receivables following exercise of the optional right. The anticipated cash flows include collections from both current and charged off receivables. The Company has used an effective discount rate of approximately 14% per annum, which it believes is appropriate for the risks involved.

The Company receives periodic base servicing fees for the servicing and collection of the Contracts. In addition, the Company is entitled to the cash flows from the Residuals that represent collections on the Contracts in excess of the amounts required to pay principal and interest on the Notes, the base servicing fees, and certain other fees (such as trustee and custodial fees). Required principal payments are in most cases defined as the payments sufficient to keep the principal balance of the Notes equal to the aggregate principal balance of the related Contracts (excluding those Contracts that have been charged off). Some of the Securitization Agreements require accelerated payment of principal until the principal balance of the Notes is reduced to a specified percentage of the aggregate principal balance of the related Contracts. Such accelerated principal payment is said to create "over-collateralization" of the Notes.

If the amount of cash required for payment of fees, interest and principal exceeds the amount collected during the collection period, the shortfall is drawn from the Spread Account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related Spread Account, the excess is released to the Company, or in certain cases is transferred to other Spread Accounts that may be below their required levels. If the Spread Account balance is not at the required credit enhancement level, then the excess cash collected is retained in the Spread Account until the specified level is achieved. Although Spread Account balances are held by the Trusts on behalf of the Company's SPS as the owner of the Residuals, the cash in the Spread Accounts is restricted from use by the Company. Cash held in the various Spread Accounts is invested in high quality, liquid investment securities, as specified in the Securitization Agreements. The interest rate payable on the Contracts is significantly greater than the interest rate on the Notes. As a result, the Residuals described above are a significant asset of the Company. In determining the value of the Residuals, the Company must estimate the future rates of prepayments, delinquencies, defaults and default loss severity, and the value of the Company's optional right to repurchase receivables pursuant to the terms of the Securitization Agreements, as all of these factors affect the amount and timing of the estimated cash flows. The Company estimates prepayments by evaluating historical prepayment performance of comparable Contracts. The Company has used prepayment estimates of approximately 20% to 23% cumulatively over the lives of the related Contracts. The Company estimates defaults and default loss severity using available historical loss data for comparable Contracts and the specific characteristics of the Contracts purchased by the Company. The Company estimates recovery rates of previously charged off receivables using available historical recovery data and projected future recovery levels. In valuing the Residuals, the Company estimates that gross losses as a percentage of the original principal balance will approximate 13% to 18% cumulatively over the lives of the related Contracts, with recovery rates approximating 2% to 5% of the original principal balance.

In future periods, the Company will recognize additional revenue from the Residuals if the actual performance of the Contracts is better than the original estimate, or the Company would increase the estimated fair value of the Residuals. If the actual performance of the Contracts were worse than the original estimate, then a downward adjustment to the carrying value of the Residuals would be required.

The Noteholders and the related securitization Trusts have no recourse to the Company for failure of the Contract obligors to make payments on a timely basis. The Company's Residuals, however, are subordinate to the Notes until the Noteholders are fully paid, and the Company is therefore at risk to that extent.

Servicing

The Company considers the servicing fee received to approximate adequate compensation. As a result, no servicing asset or liability has been recognized. Servicing fees are reported as income when earned. Servicing costs are charged to expense as incurred. Servicing fees receivable represent fees earned but not yet remitted to the Company by the trustee.

Furniture and Equipment

Furniture and equipment are stated at cost net of accumulated depreciation. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Assets held under capital leases and leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income (Loss) Per Share

The following table illustrates the computation of basic and diluted income (loss) per share:

	Year ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Numerator:			
Numerator for basic and diluted income (loss) per share before extraordinary item	$ 2,996	$ 320	$ (22,147)
Denominator:			
Denominator for basic income (loss) per share before extraordinary item — weighted average number of common shares outstanding during the year	19,902	19,480	20,195
Incremental common shares attributable to exercise of outstanding options and warrants	1,085	1,538	—
Denominator for diluted income (loss) before extraordinary item per share	20,987	21,018	20,195
Basic income (loss) before ex. item per share	$ 0.15	$ 0.02	$ (1.10)
Diluted income (loss) before ex. item per share	$ 0.14	$ 0.02	$ (1.10)

Incremental shares of 1.1 million related to the conversion of subordinated debt have been excluded from the calculation for the years ended December 31, 2002 and 2001, because the impact of assumed conversion of such subordinated debt is anti-dilutive. Excluded from the diluted loss per share calculation for the year ended December 31, 2000 were 1.7 million shares from outstanding options and warrants and 2.4 million from incremental shares attributable to the conversion of certain subordinated debt, as these securities are anti-dilutive.

Deferral and Amortization of Debt Issuance Costs

Costs related to the issuance of debt are amortized on a straight-line basis over the shorter of the actual or expected term of the related debt.

Income Taxes

The Company and its subsidiaries file a consolidated federal income and combined state franchise tax returns. The Company utilizes the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has estimated a valuation allowance against that portion of the deferred tax asset whose utilization in future periods is not more than likely.

In determining the possible realization of deferred tax assets, future taxable income from the following sources are considered: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences, and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which operating losses might otherwise expire.

Purchases of Company Stock

The Company records purchases of its own common stock at cost.

Stock Option Plan

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby stock options are recorded at intrinsic value equal to the excess of the share price over the exercise price at the date of grant. The Company provides the pro forma net income (loss), pro forma income per share, and stock based compensation plan disclosure requirements set forth in SFAS No. 123. The Company accounts for repriced options as variable awards.

The per share weighted-average fair value of stock options granted during the years ended December 31, 2002, 2001 and 2000, was $1.39, $1.79, and $2.74, respectively, at the date of grant. That fair value was computed using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,		
	2002	2001	2000
Expected life (years)	8.21	6.50	6.50
Risk-free interest rate	4.19%	4.70%	6.05%
Volatility	107.56%	128.56%	278.98%
Expected dividend yield	—	—	—

Compensation cost has been recognized for certain stock options in the Consolidated Financial Statements in accordance with APB Opinion No. 25. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," the Company's net income (loss) and income per share would have been reduced to the pro forma amounts indicated below.

	Year ended December 31,					
	2002		2001		2000	
	(In thousands, except per share data)					
Net income (loss)						
As reported	$	20,408	$	320	$	(22,147)
Pro forma		20,109		(1,040)		(22,995)
Income (loss) per share — basic						
As reported	$	1.03	$	0.02	$	(1.10)
Pro forma		1.01		(0.05)		(1.14)
Income (loss) per share — diluted						
As reported	$	0.97	$	0.02	$	(1.10)
Pro forma		0.96		(0.05)		(1.14)

Pro forma net income (loss) and income (loss) per share reflect only options granted in the years ended December 31, 1996 to 2002. Therefore, the full effect of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above, because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to 1996 is not considered.

Segment Reporting

Operations are managed and financial performance is evaluated on a Company-wide basis by a chief decision maker. Accordingly, all of the Company's operations are aggregated in one reportable operating segment.

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). This statement updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement on Financial Accounting Standards 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Pronouncements Board Opinion 30 will now be used to classify those gains and losses. Statement on Financial Accounting Standards 64 amended Statement on Financial Accounting Standards 4, and is no longer necessary because Statement on Financial Accounting Standards 4 has been rescinded. Statement on Financial Accounting Standards 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement on Financial Accounting Standards 44 is no longer necessary. SFAS 145 amends Statement on Financial Accounting Standards 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. The adoption of SFAS No. 145 is not expected to have a material effect on the Company.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("Issue 94-3")." The principal difference between SFAS 146 and Issue 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. In contrast, under Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company.

The FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") in December 2002. SFAS 148 is designed to provide alternative methods of transition for enterprises that elect to change to the SFAS 123 fair value method of accounting for stock-based employee compensation. SFAS 148 will permit two additional transition methods for entities that adopt the preferable SFAS 123 fair value method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value method under the existing transition provisions of SFAS 123. In addition, under the provisions of SFAS 148, the original Statement 123 prospective method of transition for changes to the fair value method will no longer be permitted in fiscal periods beginning after December 15, 2003.

SFAS 148 will also amend the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 is not expected to have a material effect on the Company.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45")." FIN 45 clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees, and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

In general, the FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on specified changes in an underlying variable that is related to an asset, liability, or equity security of the guaranteed party. Guarantee contracts excluded from both the disclosure and recognition requirements of FIN 45 include, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, commitments to extend credit, subordinated interests in an SPE, and guarantees of a company's own future performance. Other guarantees subject to the disclosure requirements of FIN 45, but not to the recognition provisions, include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance but not price. The adoption of FIN 45 did not have a material effect on the Company.

Financial Accounting Standards Board Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), issued January 2003, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company included another entity in its Consolidated Financial Statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a material effect on the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Specifically, a number of estimates were made in connection with determining an appropriate allowance for finance credit losses, valuing the Residuals and computing the related gain on sale on the transactions that created the Residuals, and deferred tax asset valuation allowance. Actual results could differ from those estimates depending on the future performance of the related Contracts.

Reclassification

Certain amounts for the prior years have been reclassified to conform to the current year's presentation.

(2) MFN Financial Corporation Acquisition

MFN, through its primary operating subsidiary, Mercury Finance Company LLC, was in the business of purchasing automobile installment sales finance Contracts from Dealers, and securitizing and servicing such Contracts. CPS intends to continue to use the assets acquired in the Merger in the automobile finance business, but a portion of such assets have been disposed of. CPS has ceased to use the acquired assets for the purchase of automobile installment sales finance Contracts, and does not anticipate recommencing such use. In connection with the termination of MFN origination activities and the integration and consolidation of certain activities, the Company has recognized certain liabilities related to the costs to exit these activities and terminate the affected employees of MFN. These activities include service departments such as accounting, finance, human resources, information technology, administration, payroll and executive management. These costs include the following:

	March 8, 2002	Activity	December 31,2002 (2)
		(In thousands)	
Severance payments and consulting contracts	$ 3,215	$ (2,644)	$ 571
Facilities closures (1)	2,152	(157)	1,995
Termination of contracts, leases, services and other obligations	597	(274)	323
Acquisition expenses accrued but unpaid	250	(199)	51
Total liabilities assumed	$ 6,214	$ (3,274)	$ 2,940

(1) Activity resulting in a net charge $157,000 includes charges against liability of $1.4 million, and the "reclassification" of an existing accrual for offices closed prior to the Merger Date of approximately $1.2 million.

(2) Approximately $2.9 million of remaining accrual is recorded in the Consolidated Balance Sheet of the Company at December 31, 2002. The Company believes that this amount provides adequately for anticipated remaining costs related to exiting certain activities of MFN, and that amounts indicated above are reasonably allocated.

Upon effectiveness of the Merger, each outstanding share of common stock of MFN converted into the right to receive $10.00 per share in cash. The total Merger consideration payable to stockholders of MFN was approximately $99.9 million. The amount of such consideration was agreed to as the result of arms'-length negotiations between CPS and MFN. The aggregate purchase price, including expenses related to the transaction, was approximately $123.2 million.

Acquisition financing was provided to CPS by Westdeutsche Landesbank Girozentrale, New York Branch ("WestLB") and Levine Leichtman Capital Partners II, L.P ("LLCP"). CPS obtained acquisition financing from LLCP through its issuance and sale of certain senior secured notes to LLCP in the aggregate principal amount of $35 million.

The Company's Consolidated Balance Sheet and Consolidated Statement of Operations as of and for the year ended December 31, 2002 include the results of operations of MFN for the period subsequent to March 8, 2002, the Merger date.

The Company has recorded certain purchase accounting adjustments recorded on its Consolidated Balance Sheet, which are estimates based on available information. In addition, the Company's Consolidated Statement of Operations for the year ended December 31, 2002 includes an extraordinary gain related to the excess of net assets acquired over purchase price ("negative goodwill") totaling $17.4 million.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	March 8, 2002 (In thousands)
Cash	$ 93,782
Restricted cash	25,499
Finance Contracts, net	186,554
Residual interest in securitizations	32,485
Other assets	12,006
Total assets acquired	350,326
Securitization trust debt	156,923
Subordinated debt	22,500
Accounts payable and other liabilities	30,242
Total liabilities assumed	209,665
Net assets acquired	140,661
Less: purchase price	123,249
Excess of net assets acquired over purchase price	$ 17,412

The unaudited pro forma combined results of operations presented below do not reflect future events that may occur after the Merger. The Company believes that operating expense savings between Consumer Portfolio Services, Inc. and MFN will be realized after the Merger. However, for purposes of unaudited pro forma combined results of operations presented below, such savings have not been reflected.

Selected unaudited pro forma combined results of operations for the years ended December 31, 2002 and 2001, assuming the Merger occurred on January 1, 2002 and 2001, are as follows:

Pro Forma Presentation (Unaudited)	Year Ended December 31, 2002	2001
	(In thousands)	
Total revenue	$ 109,354	$ 182,123
Net income (loss) before Merger-related expenses and extraordinary item	(5,595)	12,561
Net income (loss)	(5,595)	12,561
Basic net income (loss) per share before Merger-related expenses and extraordinary item	$ (0.28)	$ 0.64
Extraordinary item (loss)	—	—
Basic net income per share	$ (0.28)	$ 0.64
Diluted net income (loss) per share before Merger-related expenses and extraordinary item	$ 0.26)	$ 0.61
Extraordinary item	—	—
Diluted net income (loss) per share	$ (0.26)	$ 0.61

(3) Restricted Cash

Restricted cash comprised the following components:

	December 31, 2002	2001
	(In thousands)	
Securitization trust accounts	$11,881	$ —
Flow purchases deposit	—	4,100
Litigation reserve	5,503	3,303
Note purchase facility reserve	968	3,060
Lockbox agreement deposit	—	500
Other	560	391
Total restricted cash	$18,912	$11,354

Certain of the Company's operating agreements require that the Company establish cash reserves for the benefit of the other parties to the agreements, in case those parties are subject to any claims or exposure. In addition, certain of these agreements require that the Company establish amounts in reserve related to outstanding litigation. As of the date of this report, the lockbox agreement has been terminated and the note purchase facility has been repaid, and the related cash is no longer restricted. No other amounts have been drawn from the remaining accounts.

During 2000, the Company established agreements with third parties that purchase Contracts from the Company on a flow through basis, to expedite payment for Contracts that the Company sells to such purchasers. As part of the agreements, the Company agreed to post cash reserves to be used to pay for any Contracts not ultimately accepted by the respective third parties. Such agreements were terminated in conjunction with the termination of the flow purchase program.

(4) Finance Receivables

The following table presents the components of Finance Receivables, net of unearned interest:

	December 31, 2002 (In thousands)
Finance Receivables	
Automobile	
Simple interest	$ 31,359
Pre-compute or "Rule of 78's", net of unearned interest	79,061
Finance Receivables, net of unearned income of $12,283	$ 110,420

The following table presents the contractual maturities of Finance Receivables, net of unearned income, as of December 31, 2002:

	Amount	%
	(Dollars in thousands)	
Due within one year	$ 27,384	24.8%
Due within two years	50,683	45.9%
Due within three years	28,047	25.4%
Due after three years	4,306	3.9%
Total	$ 110,420	100.0%

The following table presents a summary of the activity for the allowance for credit losses, for the year ended December 31, 2002:

	December 31, 2002 (In thousands)
Balance at beginning of period	$ —
Addition to allowance for credit losses due to acquisition of MFN	59,261
Provision for credit losses	2,639
Net charge offs	(35,732)
Net amount transferred from reserve for repossessed assets	(340)
Balance at end of period	$ 25,828

(5) Residual Interest in Securitizations

The following table presents the components of the residual interest in securitizations:

	December 31, 2002	December 31, 2001
	(In thousands)	
Cash, commercial paper, United States government securities and other qualifying investments (Spread Account)	$ 27,218	$ 43,960
Receivable from Trusts	33,214	28,874
Over-collateralization	59,366	21,377
Investment in subordinated certificates	7,372	11,892
Residual interest in securitizations	$ 127,170	$ 106,103

The following table presents the estimated remaining undiscounted credit losses included in the fair value estimate of the Residuals as a percentage of the Company's servicing portfolio subject to recourse provisions:

	December 31,		
	2002	2001	2000
		(In thousands)	
Undiscounted estimated credit losses	$ 54,363	$ 16,210	$ 17,819
Servicing subject to recourse provisions	477,038	281,493	389,602
Undiscounted estimated credit losses as percentage of servicing subject to recourse provisions	11.40%	5.76%	4.57%

The key economic assumptions used in measuring retained interest at the date of securitization during the year ended December 31, 2002, were as follows:

Prepayment speed (Cumulative)	19.8% - 22.9%
Weighted average life (in years)	3.2 - 5.0
Expected credit losses (Cumulative)	10.0% - 15.4%
Residual cash flows discounted at (per annum)	14.0%

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. Static pool losses used to measure the retained interest for each subsequent year ranged from 10.0% to 15.4% and 12.0% to 17.5% at December 31, 2002 and 2001, respectively.

The key economic assumptions used in measuring all retained interests remaining as of December 31, 2002 and 2001 are included in the table below. The discount rate remained constant at 14%.

	2002	2001
Prepayment speed (Cumulative)	19.8% - 22.9%	22.0% - 27.2%
Credit losses (Cumulative)	10.0% - 15.4%	12.0% - 17.5%

Key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	December 31, 2002 (Dollars in thousands)
Carrying amount/fair value of residual interest in securitizations	$ 127,170
Weighted average life in years	3.90
Prepayment Speed Assumption (Cumulative)	19.8% - 22.9%
Estimated fair value assuming 10% adverse change	$ 126,647
Estimated fair value assuming 20% adverse change	126,144
Expected Credit Losses (Cumulative)	10.0% -15.4%
Estimated fair value assuming 10% adverse change	$ 120,302
Estimated fair value assuming 20% adverse change	113,424
Residual Cash Flows Discount Rate (Annual)	14.0%
Estimated fair value assuming 10% adverse change	$ 124,723
Estimated fair value assuming 20% adverse change	122,351

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on 10% and 20% percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market rates may result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

The following table summarizes the cash flows received from (paid to) securitization Trusts:

	For the Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Releases of cash from Spread Accounts	$ 60,393	$ 43,652	$ 80,614
Servicing fees received	13,761	10,208	15,840
Net deposits to Spread Accounts	(24,236)	(24,581)	(15,042)
Initial deposit to Spread Accounts	(16,749)	(2,477)	—
Purchase of delinquent or foreclosed assets	(34,365)	(37,620)	(83,246)
Repurchase of trust assets	(97,946)	(2,936)	(24,535)

The following table presents the historical loss and delinquency amounts for the serviced portfolio:

	Total Principal Amount of Contracts		Principal Amount of Contracts 60 Days or More Past Due		Net Credit Losses (Recoveries) for the Year Ended December 31,	
	At December 31,					
	2002	2001	2002	2001	2002	2001
			(In thousands)			
Securitized Contracts	$ 478,136	$ 281,493	$ 14,835	$ 7,192	$ 15,605	$ 24,446
Finance Receivables	117,075	4,021	6,017	233	29,566	(3,134)
Total servicing portfolio	$ 595,211	$ 285,514	$ 20,852	$ 7,425	$ 45,171	$ 21,312

(6) Furniture and Equipment

The following table presents the components of furniture and equipment:

	December 31,	
	2002	2001
	(In thousands)	
Furniture and fixtures	$ 2,994	$ 2,999
Computer equipment	3,980	3,720
Leasing assets	729	729
Leasehold improvements	637	637
Other fixed assets	17	17
	8,357	8,102
Less accumulated depreciation and amortization	(6,745)	(5,756)
	$ 1,612	$ 2,346

Depreciation expense totaled $1.0 million, $1.0 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(7) Notes Payable to Securitization Trust

On June 28, 2001, MFN issued $301 million of notes secured by automobile sales finance Contracts (the "Securitized Notes") in a private placement (the "Secured Financing Agreement"). The issuance was completed through the MFN Auto Receivables Trust 2001-A of MFN Securitization LLC, a wholly owned subsidiary of Mercury Finance Company LLC. MFN Securitization LLC is a special purpose company that holds certain automobile sales finance Contracts of the Company and borrowed funds under the Secured Financing Agreement. MFN Securitization LLC paid the borrowed funds to Mercury Finance Company LLC in consideration for the transfer of certain automobile sales finance Contracts. Both classes of the Securitized Notes issued under the Secured Financing Agreement bear a fixed rate of interest until their final distribution. While MFN Securitization LLC is included in the Company's Consolidated Financial Statements, it is a separate legal entity. The automobile sales finance Contracts and other assets held by MFN Securitization LLC are legally owned by MFN Securitization LLC and are not available to creditors of the Company or its subsidiaries. Interest payments on the Securitized Notes are payable monthly, in arrears, based on the respective notes' interest rates. The following table presents the Company's Securitized Notes outstanding and their stated interest rates at December 31, 2002 (dollars in thousands):

	Outstanding Principal	Stated Interest Rate	Final Scheduled Distribution Date (1)
Class A-1 Notes	$ —	4.05125%	July 15, 2002
Class A-2 Notes	71,630	5.07000%	July 15, 2007
Total principal outstanding	$ 71,630		

(1) Payment in full of the Securitized Notes could occur earlier than the final scheduled distribution date.

Interest expense on the Securitized Notes is composed of the stated rate of interest plus additional costs of borrowing. Additional costs of borrowing include facility fees, insurance and amortization of deferred financing costs. Deferred financing costs related to the Securitized Notes are amortized in proportion to the principal distributed to the noteholders. Accordingly, the effective cost of borrowing of the Securitized Notes is greater than the stated rate of interest.

The Securitized Notes contain various covenants requiring certain minimum financial ratios and results. The Company was in compliance with these covenants as of the date of this report. The Securitized Notes also require certain funds be held in restricted cash accounts to provide additional collateral for the borrowings or to be applied to make payments on the Securitized Notes. As of December 31, 2002, restricted cash under the MFN 2001-A Securitization totaled approximately $11.9 million.

(8) Debt

On December 20, 1995, the Company issued $20.0 million in rising interest subordinated redeemable securities due January 1, 2006 (the "Notes"). The Notes are unsecured general obligations of the Company. Interest on the Notes is payable on the first day of each month, commencing February 1, 1996, at an interest rate of 10.0% per annum. The interest rate increases 0.25% on each January 1 for the first nine years and 0.50% in the last year. In connection with the issuance of the Notes, the Company incurred and capitalized issuance costs of $1.1 million. The Notes are subordinated to certain existing and future indebtedness of the Company as defined in the indenture agreement. The Company is required to redeem on an annual basis, subject to certain adjustments, $1.0 million of the aggregate principal amount of the Notes through the operation of a sinking fund on or before of January 1, 2000, 2001, 2002, 2003, 2004 and 2005. The Company may at its option elect to redeem the Notes from the registered holders of the Notes, in whole or in part at 100% of their principal amount, plus accrued interest to and including the date of redemption. During each of the years 1999 through 2002, the Company redeemed $1.0 million of principal amount of the notes in conjunction with the requirements of the related sinking fund agreement. The balance outstanding of the Notes at December 31, 2002 and 2001, was $16.0 million and $17.0 million, respectively.

On April 15, 1997, the Company issued $20.0 million in subordinated participating equity notes ("PENs") due April 15, 2004. The PENs are unsecured general obligations of the Company. Interest on the PENs is payable on the fifteenth of each month, commencing May 15, 1997, at an interest rate of 10.5% per annum. In connection with the issuance of the PENs, the Company incurred and capitalized issuance costs of $1.2 million. The Company recognizes interest and amortization expense related to the PENs using the effective interest method over the expected redemption period. The PENs are subordinated to certain existing and future indebtedness of the Company as defined in the indenture agreement. The Company may at its option elect to redeem the PENs from the registered holders, in whole but not in part, at any time on or after April 15, 2000, at 100% of their principal amount, subject to limited conversion rights, plus accrued interest to and including the date of redemption. At maturity, upon the exercise by the Company of an optional redemption, or upon the occurrence of a "Special Redemption Event," each holder will have the right to convert into common stock of the Company ("Common Stock"), 25% of the aggregate principal amount of the PENs held by such holder at the conversion price of $10.15 per share of Common Stock. "Special Redemption Events" are certain events related to a change in control of the Company.

In November 1998, the Company issued $25.0 million of subordinated promissory notes due November 30, 2003, to an affiliate of Levine Leichtman Capital Partners, Inc., Levine Leichtman Capital Partners II, L.P. ("LLCP"), and received the proceeds (net of $1.3 million of capitalized issuance costs), of approximately $23.7 million. The Company also issued warrants to purchase up to 3,450,000 shares of common stock at $3.00 per share, exercisable through November 30, 2005 (See Note 13). The debt bears interest at 13.5% per annum, and may not be prepaid without penalty prior to November 1, 2002. Simultaneously with the consummation of that transaction, certain affiliates of the Company, who had lent the Company an aggregate of $5.0 million on a short-term basis in August and September 1998, agreed to subordinate their indebtedness to the indebtedness in favor of LLCP, to extend the maturity of their debt until June 2004, and to reduce their interest rate from 15% to 12.5%. Such affiliates received in return the option to convert such debt into an aggregate of 1,666,667 shares of common stock at the rate of $3.00 per share through maturity at June 30, 2004. Additionally, SFSC also agreed to subordinate $6.0 million, or 40%, of its related party loan in favor of LLCP (See Note 13.).

In April 1999, the Company issued an additional $5.0 million of subordinated promissory notes due April 30, 2004, to the same affiliate of LLCP as noted above, and received proceeds (net of $312,000 of capitalized issuance costs) of $4.7 million. The Company also issued warrants to purchase 1,335,000 shares of the Company's common stock at $0.01 per share to LLCP, exercisable through April 2009. The debt bears interest at 14.5% per annum, and may be prepaid without penalty at anytime. As part of the purchase agreement, the interest rate on the previously issued LLCP notes was increased to 14.5% per annum, and the warrant to purchase 3,450,000 shares of the Company's common stock at $3.00 per share was exchanged for a warrant to purchase 3,115,000 shares at a price of $0.01 per share.

In March 2000, the Company issued $16.0 million of senior secured debt to LLCP ("Term B"). The proceeds from the issuance were used to repay in full all amounts owed under the Senior Secured Line. As part of the agreement, all of LLCP's existing debt of $30.0 million was restructured as senior secured debt, making the Company's aggregate principal indebtedness to LLCP equal to $46.0 million. The $16.0 million bears interest at 12.5% per annum and the interest rate on the $30.0 million is unchanged at 14.5% per annum. As part of the agreement, all prior defaults were either waived or cured. As of December 31, 2000, the amount outstanding of the $16.0 million portion of senior secured debt was $8.0 million. The outstanding balance on the $16.0 million LLCP debt was repaid during the first quarter of 2001. In addition, during the first quarter of 2001, the

Company made a $4.0 million principal prepayment on the remaining outstanding LLCP debt, incurring $200,000 in prepayment penalties and waiver fees. The outstanding balance of Term B debt at December 31, 2002 was $21.8 million.

In March 2002, the Company and LLCP entered into an additional series of agreements under which LLCP provided additional funding to enable the Company to acquire MFN Financial Corporation. Under the March 2002 agreements, the Company borrowed $35 million from LLCP as a Bridge Note (Bridge Note) and approximately $8.5 million ("Term C") on a deemed principal amount of approximately $11.2 million. The Bridge Note requires principal payments of $2.0 million a month, which began in June 2002, with a final balloon payment in the amount of $17.0 million, which was made pursuant to the terms of the Bridge Note in February 2003. The Term C Note repayment schedule is based on the performance of a certain securitized pool. As the subordinated Note of the pool is repaid from the Trust, principal payments are due on the Term C Note. The maturity date of the Term C Note is March 2008. Interest is due monthly on the Bridge Note at a rate of 13.5% per annum and on the Term C Note at a rate of 12.0% per annum. In connection with the March 2002 agreements and the acquisition of MFN, the Company paid LLCP a structuring fee of $1.75 million and an investment banking fee of $1.0 million, and paid LLCP's out-of-pocket expenses of approximately $315,000. In addition, the Company paid LLCP certain other fees and interest amounting to $426,181. Approximately $1.4 million of the fees and other amounts paid to LLCP were deferred as financing costs and are being amortized over the life of the related debt. The remaining fees and other costs were included in the purchase price of MFN. At December 31, 2002, there was $21.0 million and $7.3 million principal outstanding on the Bridge Note and Term C, respectively.

During the year ended December 31, 1997 the Company acquired CPS Leasing, Inc. At December 31, 2002 and 2001, CPS Leasing, Inc., had borrowings to banks of $673,000 and $1.6 million, respectively.

At the time of the Merger, MFN had outstanding $22.5 million in principal amount of senior subordinated debt, which was due and repaid in full on March 23, 2002. Such debt bore interest at the rate of 11.00% per annum, payable quarterly in arrears.

With respect to all borrowings listed above, the Company was in compliance with all related financial covenants as of December 31, 2002. Such covenants relate primarily to financial reporting requirements, restricted payments and certain ratios as defined in the various debt agreements.

The following table summarizes the amount of senior secured, subordinated and related party debt maturing over the next 5 years and thereafter as of December 31, 2002:

	Principal Amount (In thousands)
2003	$ 43,810
2004	38,500
2005	—
2006	14,000
2007	—
Thereafter	7,262
Total	$ 103,572

(9) Shareholders' Equity

Common Stock

Holders of common stock are entitled to such dividends as the Company's Board of Directors, in its discretion, may declare out of funds available, subject to the terms of any outstanding shares of preferred stock and other restrictions. In the event of liquidation of the Company, holders of common stock are entitled to receive, pro rata, all of the assets of the Company available for distribution, after payment of any liquidation preference to the holders of outstanding shares of preferred stock. Holders of the shares of common stock have no conversion or preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

The Company is required to comply with various operating and financial covenants defined in the agreements governing the warehouse lines, senior debt, subordinated debt, and related party debt. The covenants restrict the payment of certain distributions, including dividends (See Note 8.).

Included in common stock at December 31, 2002 and 2001, is additional paid in capital related to the valuation of certain stock options as required by Financial Interpretation No. 44 ("FIN 44"). Based on the adoption of FIN 44, common stock increased by $1,177,000 at December 31, 2002, of which $1,196,000 relates to the effect of options and $(19,000) relates to deferred compensation. In 2001, common stock decreased by $77,000, of which $280,000 relates to the effect of options and $(357,000) relates to deferred compensation.

Stock Purchases

During 2000, the Company's Board of Directors authorized the Company to purchase up to $5 million of Company securities. In October 2002, the Board of Directors authorized the purchase of an additional $5 million of outstanding debt or equity securities. As of December 31, 2002, the Company had purchased $3.0 million in principal amount of the Notes, and $2.6 million of its common stock, representing 1,592,611 shares.

Options and Warrants

In 1991, the Company adopted and its sole shareholder approved the 1991 Stock Option Plan (the "1991 Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan, as amended, authorizes grants of options to purchase up to 2,700,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have terms that range from 7 to 10 years and vest over a range of 0 to 7 years. In addition to the 1991 Plan, in fiscal 1995, the Company granted 60,000 options to certain directors of the Company that vest over three years and expire nine years from the grant date. The Plan terminated in December 2001, without affecting the validity of the outstanding options.

In July 1997, the Company adopted and its shareholders approved the 1997 Long-Term Incentive Plan (the "1997 Plan") pursuant to which the Company's Board of Directors may grant stock options, restricted stock and stock appreciation rights to employees, directors or employees of entities in which the Company has a controlling or significant equity interest. Options that have been granted under the 1997 Plan have in all cases been granted at an exercise price equal to the stock's fair market value at the date of the grant, with terms of 10 years and vesting over 5 years. In 2001, the shareholders of the Company approved an amendment to the 1997 Plan providing that an aggregate maximum of 3,400,000 shares of the Company's common shares may be subject to awards under the 1997 Plan.

In October 1998, the Company's Board of Directors approved a plan to cancel and reissue certain stock options previously granted to key employees of the Company. All options granted prior to October 22, 1998, with an option price greater than $3.25 per share, were repriced to $3.25 per share. In conjunction with the repricing, a one-year period of non-exercisability was placed on all repriced options, which period ended on October 21, 1999.

In October 1999, the Company's Board of Directors approved a plan to cancel and reissue certain stock options previously granted to key employees of the Company. All options granted prior to October 29, 1999, with an option price greater than $0.625 per share, were repriced to $0.625 per share. In conjunction with the repricing, a six-month period of non-exercisability was placed on all repriced options, which period ended on April 29, 2000.

At December 31, 2002, there were a total of zero additional shares available for grant under the 1997 Plan, as described below. Of the options outstanding at December 31, 2002, 2001 and 2000, 920,101, 1,715,767, and 1,532,590, respectively, were then exercisable, with weighted-average exercise prices of $1.30, $0.84, and $0.63, respectively.

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
	(In thousands, except per share data)	
Balance at December 31, 1999	3,022	$ 0.64
Granted	833	1.70
Exercised	53	0.63
Canceled	298	1.02
Balance at December 31, 2000	3,504	0.86
Granted	1,069	2.55
Exercised	501	0.63
Canceled	275	1.05
Balance at December 31, 2001	3,797	1.35
Granted	1,798	1.55
Exercised	1,255	0.64
Canceled	313	1.64
Balance at December 31, 2002	4,027	$ 1.64

During 2002, the Company's Board or Directors approved a program, whereby officers of the Company would be advanced amounts sufficient to enable them to exercise certain of their outstanding options. See Note 13.

At December 31, 2002, the range of exercise prices, the number, weighted-average exercise price and weighted-average remaining term of options outstanding and the number and weighted-average price of options currently exercisable are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (per share)	Number Outstanding	Weighted Average Remaining Term (Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
	(In thousands, except term and per share data)				
$ 0.63 - $ 0.63	725	5.32	$ 0.63	375	$ 0.63
$ 0.69 - $ 1.50	1,808	9.37	$ 1.47	72	$ 1.23
$ 1.54 - $ 2.70	1,242	8.23	$ 1.95	473	$ 1.84
$ 4.25 - $ 4.25	252	8.05	$ 4.25	—	—

Included in the number of options outstanding above are 1,589,200 options the Company has conditionally granted, subject to shareholder approval in 2003 of an increase in the number of shares available for grant under its 1997 Long-Term Incentive Plan, at an exercise price of $1.50. Until and unless such shareholder approval is gained, these options are not outstanding or exercisable. Excluding such options, there would be 620,851 options available for grant.

On November 17, 1998, in conjunction with the issuance of a $25.0 million subordinated promissory note to an affiliate of LLCP, the Company issued warrants to purchase up to 3,450,000 shares of common stock at $3.00 per share, exercisable through November 30, 2005. In April 1999, in conjunction with the issuance of $5.0 million of an additional subordinated promissory note to an affiliate of LLCP, the Company issued additional warrants to purchase 1,335,000 shares of the Company's common stock at $0.01 per share to LLCP. As part of the purchase agreement, the existing warrants to purchase 3,450,000 shares at $3.00 per share were exchanged for warrants to purchase 3,115,000 shares at a price of $0.01 per share. The aggregate value of the warrants, $12.9 million, which is comprised of $3.0 million from the original warrants issued in November 1998 and $9.9 million from the repricing and additional warrants issued in April 1999, is reported as deferred interest expense to be amortized over the expected life of the related debt, five years. As of December 31, 2002, 1,000 warrants remained unexercised. Such warrants, and the 4,449,000 shares of common stock have upon the exercise of such warrants not been registered for public sale. However, the holder has the right to require the Company register the warrants and common stock for public sale in the future.

Also in November 1998, the Company entered into an agreement with the Note Insurer of its asset-backed securities. The agreement committed the Note Insurer to provide insurance for the securitization of $560.0 million in asset-backed securities, of which $250.0 million remained at December 31, 1998. The agreement provides for a 3% initial Spread Account deposit. As consideration for the agreement, the Company issued warrants to purchase up to 2,525,114 shares of common stock at $3.00 per share, subject to anti-dilution adjustments. The warrants are fully exercisable on the date of grant and expire in November 2003. The value of the warrants, $2.2 million, is included in other assets as deferred securitization expense to be amortized over five years. As of December 31, 2002, the warrants had not been registered for public sale. However, the holder of the warrants has the right to require the Company to register the warrants for public sale in the future.

(10) Gain (Loss) On Sale of Contracts

The following table presents the components of the net gain (loss) on sale of Contracts:

	Year ended December 31,		
	2002	2001	2000
		(In thousands)	
Gain (loss) on sale of Contracts	$ 17,480	$ 25,803	$ 18,352
Deferred acquisition fees and discounts	5,285	2,816	162
Expenses related to sales	(3,682)	(1,549)	(442)
(Provision for) recovery of credit losses	(2,639)	5,695	(1,838)
Net gain (loss) on sale of Contracts	$ 16,444	$ 32,765	$ 16,234

(11) Interest Income

The following table presents the components of interest income:

	Year ended December 31,		
	2002	2001	2000
		(In thousands)	
Interest on Contracts held for sale	$ 32,851	$ 2,249	$ 1,956
Residual interest income, net	15,392	14,648	653
Other interest income	401	308	871
Net interest income	$ 48,644	$ 17,205	$ 3,480

(12) Income Taxes

Income taxes consist of the following:

	Year ended December 31,		
	2002	2001	2000
		(In thousands)	
Current:			
Federal	$	$ 366	$ —
State	(715)	(126)	—
	(12,010)	240	—
Deferred:			
Federal	10,867	(277)	(10,458)
State	1,428	485	(3,466)
Change in valuation allowance	(3,219)	(448)	3,668
	9,076	(240)	(10,256)
Income taxes (benefit)	$ (2,934)	$ —	$ (10,256)

The Company's effective tax expense benefit for the years ended December 31, 2002, 2001 and 2000, differs from the amount determined by applying the statutory federal rate of 35% to income (loss) before income taxes as follows:

	Year ended December 31,		
	2002	2001	2000
		(In thousands)	
Expense (benefit) at federal tax rate	$	$ 112	$ (11,341)
California franchise tax, net of federal income tax benefit	459	233	(2,253)
Other	(196)	103	(330)
Negative Goodwill	(6,094)	—	—
Valuation allowance	(3,219)	(448)	3,668
	$ (2,934)	$ —	$ (10,256)

The tax effected cumulative temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2002 and 2001, are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Deferred Tax Assets:		
Accrued liabilities	$	$ 1,030
Furniture and equipment	2,335	—
Equity investment	82	751
NOL carryforward	36,979	16,522
Minimum tax credit	334	334
Provision for loan loss	1,383	—
Pension Accrual	1,063	—
Other	110	115
Total deferred tax assets	45,046	18,752
Valuation allowance	(8,563)	(3,219)
	36,483	15,533
Deferred Tax Liabilities:		
NIRs	(13,568)	(8,036)
Debt Forgiveness	(29,629)	—
Furniture and equipment	—	(68)
Total deferred tax liabilities	(43,197)	(8,104)
Net deferred tax asset (liability)	$ (6,714)	$ 7,429

As part of the purchase of MFN Financial Corporation and its subsidiaries (MFN), CPS acquired certain net operating losses, debt forgiveness, as discussed below, and built in loss assets. Moreover, MFN has undergone an ownership change for purposes of Internal Revenue Code ("IRC") section 382. In general, IRC section 382 imposes an annual limitation on the ability of a loss corporation (i.e., a corporation with a net operating loss ("NOL") carryforward, credit carryforward, or certain built-in losses ("BILs")) to utilize its pre-change NOL carryforwards or BILs to offset taxable income arising after an ownership change. During 1999, MFN recorded an extraordinary gain from the discharge of indebtedness related to the emergence from Bankruptcy. This gain was not taxable under IRC section 108. In accordance with the rules under IRC section 108, MFN has reduced certain tax attributes including unused net operating losses and tax basis in certain MFN assets. Deferred taxes have been provided for the estimated tax effect of the future reversing timing differences related to the discharge of indebtedness gain as reduced by the tax attributes. Additionally, the Company has established a valuation allowance of $8.6 million against MFN's deferred tax assets, as it is not more than likely that these amounts will be realized in the future. In determining the possible future realization of deferred tax assets, future taxable income from the following sources are taken into account: (a) reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences, and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

As of December 31, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of $52 million and $59 million, respectively, which are available to offset future taxable income, if any, subject to IRC section 382 limitations, through 2021 and 2011, respectively. In addition, the Company has an alternative minimum tax credit carryforward of approximately $334,000, which is available to reduce future federal regular income taxes, if any, over an indefinite period.

The Company's tax returns are open for audits by various tax authorities. Therefore, from time-to-time there may be differences in opinions with respect to the tax treatment accorded to certain transactions. When, and if, such differences occur and become probable and estimatable, such amounts will be recognized. The Company has historically filed its tax returns on a fiscal year ending March 31, but expects to change its tax fiscal year to a calendar year effective December 31, 2002.

(13) Related Party Transactions

Investment in Unconsolidated Affiliates

The Company purchased a 38% interest in NAB Asset Corporation ("NAB") on June 6, 1996, for approximately $4.3 million. At the time of the acquisition, NAB had approximately $3.5 million in cash and no significant operations. The Company's purchase price of its investment in NAB exceeded the Company's share of the net assets of NAB at the acquisition date by approximately $1.4 million. This amount, which was included in other assets in the accompanying Consolidated Balance Sheets as goodwill, was being amortized over a period of fifteen years. During 1999, the Company determined that the value of the goodwill was impaired and wrote off the remaining balance of the goodwill which is included in other income (loss) in the accompanying Consolidated Statement of Operations. During the fourth quarter of 2001, the Company sold its investment in NAB to an unrelated third party for $204,110 in cash, which is recorded as other income in the Company's Consolidated Statement of Operations.

Subsequent to the Company's investment in NAB, NAB purchased Mortgage Portfolio Services, Inc. ("MPS") from the Company for $300,000. MPS, formed by the Company in April 1996, is a mortgage broker-dealer based in Texas. In July 1996, NAB formed CARSUSA, Inc. ("CARSUSA"), which purchased, and now owns and operates, a Mitsubishi automobile dealership in Southern California. On June 27, 1997, NAB sold CARSUSA to Charles E. Bradley, Sr. and Charles E. Bradley, Jr., for $1.5 million. Included in other income for the year ended December 31, 2000, are losses of $755,081, which represents the Company's share of NAB's net loss. No such loss is included for the year ended December 31, 2001, as the Company's investment is NAB had been written down to zero in 2000.

Related Party Receivables

As of December 31, 2001, the Company had amounts receivable from CARSUSA totaling $669,000. During 2002, the Company determined that such receivable was uncollectible as a result of the sale of CARSUSA to an unaffiliated party and the entire receivable amount was written off. The write off of $669,000 related to the CARSUSA receivable is reflected in the Company's Consolidated Statement of Operations for the year ended December 31, 2002 in general and administrative expenses. The Company purchased 7, 16 and 28 Contracts from CARSUSA, with an aggregate principal balance of approximately $99,996, $233,431 and $414,052, respectively, in 2002, 2001 and 2000.

Stanwich Partners, Inc. is an affiliate of Charles E. Bradley, Sr., former Chairman of the Board of Directors of the Company. The Company was previously party to a consulting agreement with Stanwich Partners, Inc. that called for monthly payments of $6,250 per month. Included in the accompanying Consolidated Statements of Operations for the year ended December 31, 2000, is $12,500 consulting expense related to this consulting agreement. There was no such consulting expense paid in 2002 or 2001.

CPS Leasing, Inc. Related Party Direct Lease Receivables

Included in other assets recorded in the Company's Consolidated Balance Sheet are direct lease receivables due to CPS Leasing, Inc. from related parties, primarily companies affiliated with the Company's former Chairman of the Board of Directors. Such related party direct lease receivables totaled approximately $2.2 million and $3.1 million at December 31, 2002 and 2001, respectively.

Related Party Debt

In June 1997 the Company borrowed $15 million on an unsecured and subordinated basis from Stanwich Financial Services Corp. ("SFSC"), an affiliate of Charles E. Bradley, Sr., the former Chairman of the Company's Board of Directors. This loan ("RPL") is due 2004, and has a fixed rate of interest of 9% per annum, payable monthly beginning July 1997. The Company may pre-pay the RPL without penalty at any time after three years. At maturity or repayment of the RPL, the holder thereof will have an option to convert 20% of the principal amount into common stock of the Company, at a conversion rate of $11.86 per share. The balance of the RPL at December 31, 2002 and 2001, was $15.0 million.

During 1998, the Company borrowed an additional $4 million on an unsecured basis from SFSC. This loan ("RPL2") is due 2004, and has a fixed rate of interest of 12.5% per annum payable monthly beginning December 1998. The Company had the right to pre-pay the RPL2, without penalty, at any time after June 12, 2000. At maturity or repayment of the RPL2, the holder thereof would have the option to convert the entire principal balance of the note, or a portion thereof, into common stock of the Company, at a conversion rate of $3 per share. The balance of the RPL2 was repaid during the first quarter of 2001.

During 1998, the Company borrowed $1.0 million on an unsecured basis from John G. Poole, a director of the Company. The terms of this note ("RPL3") are the same as the RPL2. The balance of the RPL3 at December 31, 2002 and 2001 was $1.0 million.

During 1999, the Company borrowed $1.5 million on an unsecured basis from SFSC. This loan ("RPL4") is due 2004, has a fixed rate of interest of 14.5% per annum payable monthly beginning October 1999. In conjunction with the issuance of the RPL4, the Company issued warrants to purchase 103,500 shares of the Company's common stock at a price of $0.01 per share. The balance of the RPL4 at December 31, 2002 and 2001 was $1.5 million.

Loans to Officers to Exercise Certain Stock Options

During 2002, the Company's Board or Directors approved a program under which officers of the Company would be advanced amounts sufficient to enable them to exercise certain of their outstanding options. Such loans were available for a limited period of time, and available only to exercise previously repriced options. The loans are collateralized by the common stock acquired through the exercise of the repriced options, bear interest at a rate of 5.50% per annum, and are due in 2007. At December 31, 2002, there was $478,531 outstanding related to these loans. Such amounts have been recorded as contra-equity in the Shareholders' Equity section of the Company's Consolidated Balance Sheet.

(14) Commitments and Contingencies

Leases

The Company leases its facilities and certain computer equipment under non-cancelable operating and capital leases, which expire through 2008. Future minimum lease payments at December 31, 2002, under these leases are as follows:

	Capital	Operating
	(In thousands)	
2003	$ 70	$ 4,317
2004	—	3,950
2005	—	3,872
2006	—	3,322
2007	—	2,795
Thereafter	—	1,748
Total minimum lease payments	70	$ 20,004
Less: amount representing interest	3	
Present value of net minimum lease payments	$ 67	

Included in furniture and equipment in the accompanying Consolidated Balance Sheet are the following assets held under capital leases at December 31, 2002:

Furniture and fixtures	$ 2,044
Computer equipment	152
	2,196
Less: accumulated depreciation	2,082
	$ 114

Rent expense for the years ended December 31, 2002, 2001 and 2000, was $4.0 million, $2.6 million, and $3.2 million, respectively.

The Company's facility lease contains certain rental concessions and escalating rental payments, which are recognized as adjustments to rental expense and are amortized on a straight-line basis over the term of the lease.

During 2002, 2001 and 2000, the Company received $140,537, $270,486 and $968,920, respectively, of sublease income, which is included in occupancy expense. Future minimum sublease payments totaled $113,805 at December 31, 2002.

Litigation

On May 12, 2000, Jon L. Kunert and Penny Kunert commenced a lawsuit against an automobile dealer, the Company and in excess of 20 other defendants in the Superior Court of California, Los Angeles County. The defendants other than the automobile dealer appear to be various entities ("finance defendants") that may have purchased retail installment contracts from that dealer. The lawsuit alleges that the various finance defendants conspired with the automobile dealer defendant to conceal from motor vehicle purchasers the full cost of credit applicable to their purchases, and seeks a refund of the concealed excess cost. The court subsequently ordered the plaintiffs to file separate lawsuits against each finance defendant. Such a substitute lawsuit was filed against the Company by Angela Hicks, on March 8, 2001. The lawsuits were dismissed with prejudice in September 2001. The dismissal is currently on appeal.

On November 15, 2000, Denice and Gary Lang commenced a lawsuit against the Company in South Carolina Common Pleas Court, Beaufort County, alleging that they, and a purported nationwide class, were harmed by an alleged failure to refer, in the notice given after repossession of their vehicle, of the right to purchase the vehicle by tender of the full amount owed under the retail installment contract. They seek damages in an unspecified amount.

On July 23, 1997, Elaine McLean commenced a lawsuit in the 134th District Court, Dallas County, Texas against a subsidiary of MFN in the state of Texas alleging deceptive practices related to various loans and the related purchase and sale of insurance. The lawsuit seeks damages in an unspecified amount.

In 2001, the district court denied McLean's motion for class certification. Later that same year, the appellate court denied McLean's appeal of the district court ruling. The appellate court's denial is itself currently on appeal.

Stanwich Litigation. The Company is currently a defendant in a class action (the "Stanwich Case") pending in the California Superior Court, Los Angeles County. The plaintiffs in that case are persons entitled to receive regular payments (the "Settlement Payments") under out-of-court settlements reached with third party defendants. Stanwich Financial Services Corp. ("Stanwich"), an affiliate of the former Chairman of the Board of Directors of the Company, is the entity that is obligated to pay the Settlement Payments. Stanwich has defaulted on its payment obligations to the plaintiffs and in June 2001 filed for reorganization under the Bankruptcy Code, in the federal Bankruptcy Court of Connecticut. The Company is also a defendant in certain cross-claims brought by other defendants in the case, which assert claims of equitable and/or contractual indemnity against the Company.

In November 2001, one of the defendants in the Stanwich Case, Jonathan Pardee, asserted claims for indemnity against the Company in a separate action, which is now pending in federal district court in Rhode Island. The Company has filed counterclaims in the Rhode Island federal court against Mr. Pardee. The Company plans to defend this matter and pursue its counterclaims vigorously.

In February 2002, the Company entered into a Term Sheet with Stanwich, the plaintiffs in the Stanwich Case and others, which provides for the Company's release upon its repayment of the amounts concededly owed to Stanwich, all of which amounts have been recorded in the Company's financial statements as indebtedness.

In February 2003, a court-sponsored mediation resulted in an agreement in principle to settle the Stanwich Case (other than with respect to defendant Pardee). The Company believes that the plaintiff's allegations and the cross-claims brought by other defendants referenced above will be dismissed upon final execution of such settlement.

Mississippi Litigation. On September 26, 2001, Maggie Chandler, Bobbie Mike and Mary Ann Benford each commenced a lawsuit against subsidiaries of MFN in the state of Mississippi. Chandler filed in Mississippi state court, county of Leflore. Mike filed in Mississippi state court, county of Humphreys. Benford filed in Mississippi state court, county of Holmes. Plaintiffs in all three cases allege deceptive practices related to various loans and the related purchase and sale of insurance, and seek unspecified damages. The Company believes that there are substantive legal defenses to such claims, and intends to defend them vigorously.

The outcome of any litigation is uncertain, and there is the possibility that damages could be awarded against the Company in amounts that could be material. It is management's opinion, based on the advice of counsel, that all litigation of which it is aware, including the matters discussed above, will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity, beyond reserves already taken.

(15) Employee Benefits

The Company sponsors a pretax savings and profit sharing plan (the "401(k) Plan") qualified under section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, eligible employees are able to contribute up to 15% of their compensation (subject to stricter limitation in the case of highly compensated employees). The Company, may, at its discretion, match 100% of employees' contributions up to $1,000 per employee per calendar year. The Company's contributions to the 401(k) Plan was $213,045 for the year ended December 31, 2000. The Company did not make a matching contribution in 2002 or 2001, other than to employees eligible for the MFN Financial Corporation Retirement Savings Plan. Such contribution amounted to $250,682 for the period from the Merger Date through December 31, 2002. The MFN Financial Corporation Retirement Savings Plan was merged into the Company's 401(k) Plan in February 2003.

The Company also sponsors the MFN Financial Corporation Pension Plan ("the Plan"). The Plan benefits were frozen June 30, 2001. The following table sets forth the funded status of the Plan and amounts recognized in the 2002 Consolidated Financial Statements.

		December 31, 2002 (Dollars in thousands)
Change in Projected Benefit Obligation		
Projected benefit obligation, beginning of year	$	12,223
Service cost		—
Interest cost		853
Settlements		(826)
Actuarial gain		2,964
Benefits paid		(1,471)
Projected benefit obligation, end of year	$	13,743
Change in Plan Assets		
Fair value of plan assets, beginning of year	$	12,013
Return on assets		(636)
Employer contribution		—
Benefits paid		(1,471)
Fair value of plan assets, end of year	$	9,906

Plan assets were held primarily in cash at December 31, 2002.

Reconciliation of accrued pension cost and total amount recognized		
Funded status of the plan	$	(3,836)
Unrecognized loss		2,771
Unrecognized transition asset		(115)
Unrecognized prior service cost		—
Accrued pension cost	$	(1,180)
Weighted average assumptions as of December 31, 2002		
Discount rate		6.50%
Expected return on plan assets		9.00%
Rate of compensation increase		N/A
Amounts recognized in Consolidated Balance Sheet		
Prepaid benefit cost	$	—
Accrued minimum pension obligation		(3,836)
Intangible asset		—
Accumulated other comprehensive income, pretax		2,656
Net amount recognized	$	(1,180)
Total cost		
Service cost	$	—
Interest cost		853
Expected return on assets		(1,052)
Amortization of unrecognized loss		—
Amortization of transition obligation		(25)
Amortization of prior service cost		—
Net periodic pension income		(224)
Loss due to settlement		224
Total benefit income	$	—

(16) Fair Value of Financial Instruments

The following summary presents a description of the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective. When applicable, readily available market information has been utilized. However, for a significant portion of the Company's financial instruments, active markets do not exist. Therefore, considerable judgments were required in estimating fair value for certain items. The subjective factors include, among other things, the estimated timing and amount of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of December 31, 2002 and 2001, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different. The estimated fair values of financial assets and liabilities at December 31, 2002 and 2001, were as follows:

	December 31,			
	2002		2001	
Financial Instrument	Carrying Value or Notional Amount	Fair Value	Carrying Value or Notional Amount	Fair Value
	(In thousands)			
Cash	$ 32,947	$ 32,947	$ 2,570	$ 2,570
Restricted cash	18,912	18,912	11,354	11,354
Finance receivables, net	84,592	84,592	—	—
Residual interest in securitizations	127,170	127,170	106,103	106,103
Related party receivables	—	—	669	669
Commitments	—	—	1,350	42
Notes payable	673	673	1,590	1,590
Securitization trust debt	71,630	71,630	—	—
Senior secured debt	50,072	50,072	26,000	26,000
Subordinated debt	36,000	32,800	36,989	24,791
Related party debt	17,500	15,400	17,500	11,974

Cash and Restricted Cash

The carrying value equals fair value.

Finance Receivables, net

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of instruments.

Residual Interest in Securitizations

The fair value is estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the estimated credit, interest rate and prepayment risks associated with similar types of instruments.

Related Party Receivables

The carrying value approximates fair value because the related interest rates are estimated to reflect current conditions for similar types of investments.

Commitments

The fair value of commitments to purchase contracts from Dealers is determined by purchase commitments from investors and prevailing market rates.

Notes Payable, Securitization Trust Debt and Senior Secured Debt

The carrying value approximates fair value because the related interest rates are estimated to reflect current market conditions for similar types of secured instruments.

Subordinated Debt

The fair value is based on average trading activity occurring in the last 5 days of the respective periods.

Related Party Debt

The fair value is based on the fair value of subordinated debt, as the terms and structure are similar.

(17) Liquidity

The Company's business requires substantial cash to support its purchases of Contracts and other operating activities. The Company's primary sources of cash have been cash flows from operating activities, including proceeds from sales of Contracts, amounts borrowed under various revolving credit facilities (also sometimes known as warehouse credit facilities), servicing fees on portfolios of Contracts previously sold, customer payments of principal and interest on Contracts held for sale, fees for origination of Contracts, and releases of cash from credit enhancements provided by the Company for the financial guaranty insurers (Note Insurers) and Investors, initially made in the form of a cash deposit to an account (Spread Account), and releases of cash from securitized pools of Contracts in which the Company has retained a residual ownership interest. The Company's primary uses of cash have been the purchases of Contracts, repayment of amounts borrowed under lines of credit and otherwise, operating expenses such as employee, interest, occupancy expenses and other general and administrative expenses, the establishment of and further contributions to "Spread Accounts" (cash posted to enhance credit of securitized pools), and income taxes. There can be no assurance that internally generated cash will be sufficient to meet the Company's cash demands. The sufficiency of internally generated cash will depend on the performance of securitized pools (which determines the level of releases from Spread Accounts), the rate of expansion or contraction in the Company's servicing portfolio, and the terms upon which the Company is able to acquire, sell, and borrow against Contracts.

During the years ended December 31, 2002 and 2001, the Company purchased Contracts for resale into securitization transactions. The Company did not sell Contracts in a securitization transaction during 2000 or 1999; however, since November 2000, the Company has been able to purchase Contracts for its own account, which are generally resold into a term securitization transaction, using proceeds from two warehouse lines of credit. These warehouse lines of credit consist of a $125 million floating rate variable funding note facility, and a $75 million floating rate variable funding note facility. These facilities are independent of each other, and are funded and insured by different institutions. Approximately 73.0% and 72.5%, respectively, of the principal balance of Contracts may be advanced to the Company under these facilities, subject to collateral tests and certain other conditions and covenants.

The Company's ability to adjust the quantity of Contracts that it purchases and sells will be subject to general competitive conditions and the continued availability of the floating rate variable note purchase facilities. There can be no assurance that the desired level of Contract acquisition can be maintained or increased.

Obtaining releases of cash from the Spread Accounts is dependent on collections from the related Trusts generating sufficient cash to maintain the Spread Accounts in excess of the amended specified levels. There can be no assurance that collections from the related Trusts will generate cash in excess of the amended specified levels.

Certain of the Company's securitization transactions and the CPS Warehouse Trust floating rate floating rate variable note purchase facility contain various covenants requiring certain minimum financial ratios and results. The Company was in compliance with these covenants as of the date of this report.

(18) Subsequent Events

The Company purchased 321,944 shares of its common stock from a former director pursuant to its Board of Directors authorized purchase plan on January 13, 2003 for a total cost of $643,888.

On February 3, 2003, the Company and LLCP entered into an additional series of agreements under which LLCP provided additional funding to the Company. Under the February 2003 agreements, the Company borrowed $25 million from LLCP, net of fees and expenses of $1.05 million, ("Term D"). Term D is due in April 2003, which may be extended to May 2003 with the payment of a $125,000 extension fee, and further extended to January 2004 with the payment of an additional $125,000 fee. Term D is bears interest monthly at rates ranging from 4.0% to 12.0 %, depending on the ultimate term of the note.

In a separate transaction, the Company repaid the Bridge Note on February 21, 2003. See Note 8.

The CPS Warehouse Trust warehouse line of $125 million originally established in March 2002, was renewed and restated on March 6, 2003. Approximately 73% of the principal balance of Contracts may be advanced to the Company under this facility.

(19) Selected Quarterly Data (Unaudited)

	Quarter Ended March 31,	Quarter Ended June 30,	Quarter Ended September 30,	Quarter Ended December 31,
	(In thousands, except per share data)			
2002				
Revenues	$ 13,136	$ 27,216	$ 26,040	$ 25,560
Income (loss) before income taxes and extraordinary item	(6,775)	1,279	2,240	3,318
Extraordinary item	17,412	—	—	—
Net income	16,431	739	1,300	1,938
Income (loss) per share before extraordinary item:				
Basic	$ (0.05)	$ 0.04	$ 0.07	$ 0.09
Diluted	(0.05)	0.04	0.06	0.09
Extraordinary item per share:				
Basic	$ 0.90	$ —	$ —	$ —
Diluted (1)	0.90	—	—	—
Income per share:				
Basic	$ 0.85	$ 0.04	$ 0.07	$ 0.09
Diluted (1)	0.85	0.04	0.06	0.09
2001				
Revenues	$ 17,325	$ 16,320	$ 14,271	$ 14,089
Income (loss) before income taxes	306	241	253	(480)
Net income (loss)	186	241	253	(360)
Income (loss) per share:				
Basic	$ 0.01	$ 0.01	$ 0.01	$ (0.01)
Diluted	0.01	0.01	0.01	(0.01)
2000				
Revenues	$ 374	$ 13,550	$ 14,256	$ 7,771
Loss before income taxes	(17,517)	(3,186)	(1,491)	(10,209)
Net loss	(11,097)	(3,186)	(1,178)	(6,686)
Loss per share:				
Basic	$ (0.55)	$ (0.16)	$ (0.06)	$ (0.33)
Diluted	(0.55)	(0.16)	(0.06)	(0.33)

(1) Diluted extraordinary item per share and net income per share information of $0.80 and $0.76, previously reported in the Company's Form 10-Q filing for the quarterly period ended March 31, 2002, differs from the amounts shown above because the Company previously calculated such amounts incorrectly, by inappropriately including in its calculation 2,373,000 incremental shares attributable to options, warrants and convertible debt in the denominator used in the calculation of the per share information.

Additionally, the extraordinary item per share and net income per share information of $0.79 and $0.78 for the six-month period ended June 30, 2002, and $0.80 and $0.85 for the nine-month period ended September 30, 2002, incorrectly included 2,584,000 and 1,192,000 incremental shares, respectively, attributable to options, warrants and convertible debt in the denominator used in the calculation of the per share information. The correct extraordinary item per share and net income per share information for the six-month period ended June 30, 2002 was $0.90 and $0.88, and $0.83 and $0.88 for the nine-month period ended September 30, 2002.